GRUPPO CAMPARI®

DAVIDE CAMPARI - MILANO S.p.A.

VIA FILIPPO TURATI 27 - 20121 MILANO - ITALIA TEL.: +39 02 6225.1 - FAX: +39 02 6225312 - E-MAIL: DAVIDECAMPARI@CAMPARI.COM - WWW.CAMPARI.COM

03032510

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
United States of America

SUPPL

By Courier

September 30, 2003

SEC MAIL PROCESSING
RECEIVED
OCT 02 2003
WASH. D.C. 181 SECTION

Davide Campari-Milano S.p.A. (File No. 82-5203)
Rule 12(g)(3) – 2(b)(iii) Submission

Dear Sirs,

On behalf of Davide Campari - Milano S.p.A (the "Company"), and pursuant to the provisions of Rule 12(g)(3) – 2(b)(iii) of the Securities Exchange Act of 1934, please find enclosed:

1.) The consolidated first half report as of June 30, 2003, referring to the period from January 1, 2003 to June 30, 2003, as approved by the Board of Directors Meeting held on September 8, 2003, translated into English;

2.) A press release in Italian and English announcing the approval by the Board of Directors of the consolidated results for the first half from January 1, 2003 to June 30, 2003; and

3.) A copy of this letter which I request you to date and return using the enclosed, stamped and self-addressed envelope.

If you have any questions regarding the enclosed submission, please contact me at the following telephone number: direct dial no. 00 39 02 6225 280.

Thank you for your co-operation and attention.

PROCESSED
OCT 09 2003
THOMSON FINANCIAL

Yours faithfully

Stefano Saccardi
Officer Legal Affairs and Business Development
Davide Campari-Milano S.p.A.

Encs.

Davide Campari-Milano S.p.A.

Half-year report as of 30 June 2003

GRUPPO CAMPARI®

Davide Campari-Milano S.p.A.
Half-year report as of 30 June 2003

Contents

Corporate officers

Board of Directors [1]

Luca Garavoglia	Chairman
Jörn Böttger	Managing Director and Managing Director Business Unit Italy
Carlo P. Campanini Bonomi	Director [2]
Matteo D'Asta	Director [3]
Cesare Ferrero	Director and member of the Audit Committee
Franzo Grande Stevens	Director and member of the Remuneration and Appointments Committee
Paolo Marchesini	Director and Chief Financial Officer
Marco P. Perelli-Cippo	Managing Director and Chief Executive Officer
Giovanni Rubboli	Director, member of the Audit Committee and member of the Remuneration and Appointments Committee
Renato Ruggiero	Director and member of the Remuneration and Appointments Committee [2] [4]
Stefano Saccardi	Managing Director and Officer Legal Affairs and Business Development
Vincenzo Visone	Director and Deputy Chief Executive Officer
Marco Vitale	Director and member of the Audit Committee
Machiel Anton Zondervan	Director

By its resolution of 2 May 2001, the Shareholders' Meeting confirmed Luca Garavoglia Chairman in office for three years and until approval of the 2003 financial statements, vesting him with all powers under the law and the Company's by-laws.

By its resolution of 7 May 2001, the Board of Directors vested the Managing Directors Marco P. Perelli-Cippo, Jörn Böttger and Stefano Saccardi with the following powers, for three years and until approval of the 2003 financial statements:

- individual signature: powers of ordinary representation and management, within value or time limits set out for each category of deeds;
- with dual combined signature: powers of representation and management for given categories of deeds, within value or time limits deemed to exceed ordinary activities.

Board of Statutory Auditors [5]

Umberto Tracanella	Chairman
Marco di Paco	Member
Antonio Ortolani	Member
Angeloguido Mainardi	Alternate member
Giuseppe Pajardi	Alternate member
Mario Tracanella	Alternate member

Independent Auditors [6]

Reconta Ernst & Young S.p.A.

(1) In office until approval of the financial statements for fiscal year 2003, as per resolution of 2 May 2001.

(2) In office following the resignation of Directors Geert Gaamat and Nicolaas J.M. Kramer by co-optation effective 4 March 2002, subsequently ratified by the Shareholders' Meeting of 30 April 2002.

(3) Appointed by the Shareholders' Meeting of 30 April 2002, following the passing of Vincenzo Caianiello, Director and Member of the Appointments and Remuneration Committee.

(4) Appointed Member of the Appointments and Remuneration Committee by the Board of Directors on 13 May 2002.

(5) In office until approval of the financial statements for fiscal year 2003, as per resolution of 2 May 2001

(6) Appointed for the audit of the financial statements 2001, 2002 and 2003 by the Shareholders' Meeting of 1 March 2001.

Davide Campari-Milano S.p.A.
Directors' Report

Introduction

The Campari Group's financial results in the first half of 2003 can be summarized as follows:

	€ million		
	First half 2003	First half 2002	% variation
Sales net of discounts and excise duties	332.7	306.5	8.5%
EBITDA	78.9	75.3	4.8%
EBITA	70.9	67.5	4.9%
EBIT	56.9	53.7	6.1%
Income before taxes and minority interests	51.4	52.2	-1.5%
Group's net income	28.0	32.0	-12.6%

With growth in sales and in EBIT of 8.5% and 6.1% respectively, the period can be considered to have been more than satisfactory, especially in the light of the significant negative impact brought about by exchange rate fluctuations and, in particular, the appreciation of the Euro against the US Dollar and the Brazilian Real.

Converted at constant exchange rates, i.e. those of the first six months of 2002, the figures for the first half of 2003 would show a growth in sales and EBIT of 16.7% and 16.8% respectively, as can be seen from the table below.

% variation between the first half of 2003 and 2002, at constant exchange rates:

Sales net of discounts and excise duties	16.7%
EBITDA	13.2%
EBITA	13.5%
EBIT	16.8%
Income before taxes and minority interests	8.3%
Group's net income	-5.2%

Income before taxes and minority interests, which has fallen slightly at real exchange rates and risen by 8.3% at constant exchange rates, has suffered from the negative impact of a drop in extraordinary income and from higher financial charges.
Net Group income shows a decline of 12.6% at real exchange rates, which would be limited to 5.2% at constant exchange rates, due to a higher tax burden and to higher minority interests.

Significant events

Agreement with Unions

On 10 January 2003, the Group announced that it had reached an important agreement with the Unions on the rationalization of its production organization, in particular with the opening of the new Novi Ligure plant and the progressive divestiture of the Sesto San Giovanni and Termoli units.
The overall employment level will remain unchanged.
In any case, concrete out-placement initiatives will be guaranteed for all employees who prefer to remain in the locations of the divested plants.
The agreement, also characterized by major financial support for workers to be placed in "mobility lists", was reached in a wholly transparent manner with the trade union organizations, with the restructuring project announced as early as March 2002 and with the completion of the operation planned for the end of 2005.

Campari stock included in Midex

Since 30 January 2003, Campari stock has been included in Midex, the index of major mid-capitalization companies listed on the Electronic Stock Market (MTA), organized and managed by Borsa Italiana S.p.A.
Following its listing in Midex, since the same date, Campari stock has also been traded on the After Hour Market (TAH) organized and managed by Borsa Italiana S.p.A.

Joint venture for the Spanish market

On 10 February 2003, the Campari Group announced the creation of Summa S.L., a joint venture with the

The joint venture, due to start operations in April 2003, is 30% owned by the Campari Group (with the residual 70% held by the Gonzales Byass Group), and has a projected volume of 1.8 million cases and projected yearly turnover of over € 65 million.
The Gonzalez Byass Group, founded in 1835, is one of the leading companies in Spain in the production and marketing of sherry, brandy and other wines and spirits, among them: the market leaders Tio Pepe fine sherry and Soberano brandy; Lepanto, leader in the super premium brandy category and the range of 30 year aged sherries (Apostoles, del Duque, Noe and Matusalem); the wines Beronia (*rioja*), Altozano (*Tierra de Castilla*) and the *cava* sparkling wine Castell de Vilarnau.
Currently, the Campari Group is present on the Spanish market with Campari, CampariSoda, SKYY Vodka, Cinzano vermouths, Cinzano Soda and Cynar.

Campari Mixx launched in Germany and Austria

The first quarter of 2003 saw the signing of the contracts for the distribution of Campari Mixx on the German and Austrian markets, respectively with Interbrew Deutschland, of the Interbrew Group, and with Stock Austria, of the Eckes Group.
The agreements will be in force for a period of 4 years for the German contract and of 3 years for the Austrian contract.
In both markets, the Campari brand is foremost within the imported spirits segment: hence, the launch of Campari Mixx is the natural evolution of the Campari brand's strong presence.

SKYY Berry, SKYY Spiced and SKYY Vanilla launched in the United States

In March 2003, SKYY Spirits, LLC launched three additional SKYY Vodka line extensions (adding to the existing SKYY Citrus).
These are SKYY Berry, SKYY Spiced and SKYY Vanilla, three flavoured vodkas: this segment is experiencing strong growth in the US market.

Increase in the Sella & Mosca S.p.A. interest to 100%.

In June 2003 the Group, through its subsidiary Zedda Piras S.p.A., brought its Sella & Mosca S.p.A. holding to 100% with the acquisition of the 22.38% interest still held by third parties.
The value of the transaction was € 8.5 million.

Merger of Francesco Cinzano & C.ia S.p.A. into Campari-Crodo S.p.A.

On 26 June 2003, Francesco Cinzano & C.ia. S.p.A. was merged into Campari-Crodo S.p.A.; the merger will be effective as of 1 January 2003, for income tax purposes under Article 123 of Presidential Decree 917/86, while for civil law purposes it will be effective as of 14 November 2003.
The aim of the operation is to simplify the corporate structure and rationalise operations.

Sales performance

All sales values provided in this paragraph, whether defined as net sales or simply as sales, are always expressed net of excise duties and discounts.

In the first six months of 2003, net consolidated Group sales were € 332.7 million, up 8.5% over the same period of the previous year, when they had been € 306.5 million.

The table below shows sales variations, divided up into their three components - external growth, organic growth before exchange rate effect, and variation due to exchange rates.

Analysis of net sales variation	€ million	% over first half of 2002
Net sales - first half 2003	332.7	
Net sales - first half 2002	306.5	
Total variation	26.2	8.5%
whereof		
external growth	18.3	6.0%
organic growth before exchange rate effect	32.9	10.7%
exchange rate effect	-25.0	-8.1%
Total variation	26.2	8.5%

6.0% external growth derives from first-half sales of *tequila* 1800 by the subsidiary Skyy Spirits, LLC. amounting to € 18.3 million.

It should be recalled that SKYY Spirits, LLC began to distribute the brand in October 2002 and, consequently, sales of *tequila* 1800 in the first nine months of 2003 have been classified as external growth.

Organic growth, measured applying the same average exchange rates as those of the first half of 2002, was 10.7%; this positive trend in Group sales has also benefited from the contribution of Campari Mixx, the "ready to drink" launched in the second half of last year.

Conversely, exchange rate variations have had a negative impact of -8.1% on net sales.
The negative effect was brought about mainly by the depreciation the US Dollar (-18.8%) and the Brazilian Real (-38.5%) against the Euro, as compared with the average exchange rate in the first half of 2002.

Real average exchange rates for the period	2003	2002	% variation
BRC x 1 €	3.569	2.195	
€ x 1 BRC	0.2802	0.4555	-38.5%
US$ x 1 €	1.105	0.898	
€ x 1 US$	0.9050	1.1139	-18.8%

The comparison between average exchange rates in the two half-years is particularly unfavourable in that the gradual depreciation of these currencies against the Euro only began in a significant way at the end of the first half of 2002.
In fact, assuming that the exchange rates of the US Dollar and the Brazilian Real in the second half of this year are in line with the average levels seen in the first half, the exchange rate effect on an annual basis will tend to be more moderate than in the first half of 2003: in particular, depreciation of the Brazilian Real would go from 38.5% to 22.0%, while depreciation of the dollar would be 14.4% instead of 18.8%.

For a better understanding of the tables below, it should be noted that the impact of exchange rate variations on sales is always calculated as follows.
Foreign currency sales in the first six months of 2003 are converted into Euro, both at the average exchange rate in the first half of 2003 and at the average exchange rate in the first half of 2002; the difference in absolute value between these two figures, which, in the specific case of appreciation of the Euro, is always a negative value, is applied to sales in the first half of 2002, calculated at the average exchange rate for the first six months of 2002: the percentage value thus obtained is the calculation of the exchange effect.

The two tables below show sales by geographic area. The first table indicates the year, distribution, and trend in net sales per area; the second shows the percent over the total trend in each area of the three components - external growth, organic variation and exchange effect.

Net sales by geographic area	First half 2003		First half 2002		% variation
	€ million	%	€ million	%	2003 / 2002
Italy	169.1	50.8%	159.4	52.0%	6.1%
Europe	64.4	19.4%	55.0	17.9%	17.1%
Americas	94.3	28.4%	86.5	28.2%	9.0%
Rest of the world	4.8	1.4%	5.5	1.8%	-13.3%
Total	332.7	100.0%	306.5	100.0%	8.5%

Analysis of % net sales variation by geographic area	Half-year total % variation	whereof external growth	whereof gross organic variation	whereof exchange rate effect
Italy	6.1%	0.0%	6.1%	0.0%
Europe	17.1%	0.0%	17.3%	-0.2%
Americas	9.0%	21.1%	16.0%	-28.1%
Rest of the world	-13.3%	0.0%	-3.6%	-9.7%
Total	8.5%	6.0%	10.7%	-8.1%

While in 2002 sales distribution by geographic area significantly changed following the acquisition of Skyy Spirits, LLC, which resulted in the Americas area doubling in relative weight, in the first half of 2003, despite a considerable contribution in external growth from the US as a result of *tequila 1800* (+21.1%), the geographic distribution of sales was substantially in line with the previous period due to mixed factors, such

In Italy (50.8% of the total) sales amounted to € 169.1 million, with a 6.1% overall increase, due to considerable organic growth in the three areas of business.
All spirits, including Campari Mixx, as well as Cinzano sparkling wines, exhibited a particularly strong performance; soft drinks also benefited from particularly favourable weather conditions in May and June and recovered from the slowdown in the first four months of the year, ending the period with a gain over the previous year.
It should also be noted that these positive sales results in Italy would look even better (+7.7%) if we were to exclude the drop in income from the Sulmona plant third-party bottling activities, entered under the "other sales" segment.

Sales in the European area, 19.4% of the total, increased by 17.1% over the corresponding period of the previous year.
The factors which most contributed to this upward trend were:
- launch of Campari Mixx in Germany and in Austria;
- positive inception of a new distribution agreement in the huge Russian market, especially significant for Cinzano vermouth sales;
- first signs of the German market's trend reversing, which can be attributed both to a general recovery of consumptions and, more directly, to the early effects of the restructuring carried out in the last eight-ten months.

Half-year net sales in the Americas area were € 94.3 million, with a total increase of 9.0% on the first half of 2002; as had been expected, this overall trend in the area is the result of various factors:
- sales of *tequila* 1800, for which the Group acquired distribution rights in October 2002, generated external growth of 21.1%;
- net of the exchange rate effect, organic growth was 16.0%, thanks to good results in the North American and Brazilian markets;
- the unfavourable trend in exchange rates had a highly erosive effect on net sales in the area, which are consequently down 28.1%.

The two tables below show the breakdown of net sales in the Americas area.

	First half 2003		First half 2002		% Variation
Americas area net sales	€ million	%	€ million	%	2003 / 2002
USA	73.1	77.5%	57.9	67.0%	26.2%
Brazil	17.9	19.0%	25.5	29.5%	-29.8%
Other countries	3.3	3.5%	3.1	3.6%	7.4%
Total	94.3	100.0%	86.5	100.0%	9.0%

Analysis of Americas area Net sales % variation	Half-year total % variation	whereof external growth	whereof gross organic variation	whereof exchange rate effect
USA	26.2%	31.5%	16.6%	-21.9%
Brazil	-29.8%	0.0%	14.1%	-43.9%
Other countries	7.4%	0.0%	21.5%	-14.1%
Total	9.0%	21.1%	16.0%	-28.1%

Net sales in the US have seen an overall increase of 26.2%, despite the 21.9% depreciation of US Dollar, which significantly affected the excellent results achieved.
In addition to a remarkable 31.5% contribution to external growth, as mentioned above, the subsidiary Skyy Spirits, LLC also contributed 16.6% organic growth; this result was achieved thanks to the performance of the SKYY Vodka brand, which continues to exhibit double-digit growth rates, and to the positive impact of the launch of SKYY Berry, SKYY Spiced and SKYY Vanilla, the new line extensions recently added to the existing SKYY Citrus.

Campari do Brasil Ltda. has also performed very well, with a 14.1% increase in net sales, calculated in local currency, mainly due to Campari's and Dreher's good results.
Unlike the situation in the US, however, local currency depreciation (-43.9%) was so strong, and so much higher than organic growth, that the overall net sales figure for the Brazilian area, expressed in Euro (-29.8%), dropped heavily.
Still with regards to exchange rates, it should be pointed out that the negative impact of Euro appreciation on sales in the US and Brazil (-21.9% and -43.9% respectively) exceeds US Dollar and Brazilian Real

concerned, currency fluctuations affect both the existing business and the incremental portion of sales (i.e. organic growth).

The other countries in the Americas area, whose significance is marginal, have increased their sales to such an extent that they have fully recovered from the negative impact of depreciation, mostly linked to US Dollar fluctuations.

In the complementary Rest of the World area, net sales dropped by an overall 13.3%, mainly due to a 9.7% exchange rate effect. However, even excluding the significant negative currency effect, sales in this area saw a 3.6% contraction, largely attributable to the Japanese market, where the distributor substantially reduced stocks in order to increase efficiency.
Consumption of the Group's brands in the Japanese market, depressed as the result of the continuing recession, has, on the contrary, recorded some growth, however limited.

The following two tables respectively show the trend of net sales by segment, and the breakdown of total variation for each business area, in the three components (external growth, gross organic variation, and variation deriving from the exchange rate effect).

Net sales by segment	First half 2003		First half 2002		% variation
	€ million	%	€ million	%	2003 / 2002
Spirits	217.8	65.5%	195.2	63.7%	11.6%
Wines	36.4	10.9%	34.0	11.1%	6.9%
Soft drinks	75.5	22.7%	71.4	23.3%	5.6%
Other sales	3.0	0.9%	5.8	1.9%	-47.7%
Total	332.7	100.0%	306.5	100.0%	8.5%

% net sales variation 2003/2002 by segment	Half-year total % variation	Whereof external growth	Whereof gross organic variation	Whereof exchange rate variation
Spirits	11.6%	9.4%	14.2%	-12.0%
Wines	6.9%	0.0%	9.7%	-2.8%
Soft drinks	5.6%	0.0%	5.6%	0.0%
Other sales	-47.7%	0.0%	-38.9%	-8.8%
Total	8.5%	6.0%	10.7%	-8.1%

All three of the Group's business areas - spirits, wines and soft drinks - contributed positively to sales growth in the first half of 2003, with a total increase of 8.5%.
Only the complementary "other sales" segment, as previously mentioned in the comment to the Italian market, has contracted significantly by 47.7%; had the performance of this non-strategic segment not been taken into consideration, sales growth of the Group's core business would have been 9.6%.

Spirits

With net sales of € 217.8 million, in the first half of 2003 the spirits segment saw a 11.6% overall growth over the corresponding period of 2002, when sales were € 195.2 million.
Not considering the effects of external growth (+9.4%) and exchange rates (-12.0%), referred to previously, the total growth for this segment would be 14.2%.
As to the performance of the main brands, some significant aspects should be pointed out.

In the first half of 2003, **Campari** net sales, before exchange rate effect, increased by 1.5% on the corresponding period of the previous year; however, the significant 6.5% negative exchange rate effect, mainly attributable to the Brazilian Real's depreciation, resulted in an overall 5.0% drop in consolidated sales.
In Brazil, Campari has continued to perform very well; in a difficult economic context for medium-high range spirits, the brand has won market shares and exhibited a reassuring growth in sales, mainly due to a strategy focused on promotion and advertising.
The 8.2% growth achieved in the first half also benefited, to a certain extent, from advance sales in view of a price increase in May.
After the excellent 2002 results on the Italian market, when Campari achieved an 11% increase in net sales, in the first half of the year the brand continued its upward trend with a 4.5% growth rate.
In Germany, Campari sales recovered slightly, which can be interpreted very positively as a sign of reversal in the negative trend which characterized the brand's history over the last few years.

Sales of **SKYY Vodka**, including the flavours range, have contributed significantly to the upward trend in spirits in the first half, recording a 27.1% growth in sales, before the exchange rate effect.
The concentration of sales of this brand on the US market, which represents 94% of total sales, combined with the marked depreciation of the dollar, led to a 23.1% drop attributable to the exchange impact; this significantly reduced the overall performance of SKYY Vodka, which saw growth limited to 4.0% in Euro.
It should be recalled that, as previously mentioned, March 2003 saw the launch of three new SKYY Vodka line extensions - SKYY Berry, SKYY Spiced and SKYY Vanilla - added to the existing SKYY Citrus.
As a result, sales of the flavoured vodka range in the half-year under review represented 15% of the total SKYY brand.

CampariSoda, whose sales are almost entirely concentrated in the Italian market, was up 2.1% over the first half of last year.

As for **Campari Mixx**, after its launch in Italy and Switzerland in the second half of last year, two important business deals were clinched on the German and Austrian markets, thus implementing the scheduled plan for a selected distribution expansion.
Furthermore, Campari Mixx Orange was launched in Italy in May: this is a new product with lower alcohol content and a less sophisticated flavour, more immediately pleasing to consumers' taste.
Overall sales of Campari Mixx in Italy in the first half of the year met the set objectives and achieved expected performance in the second and more important half of the year.
As for performance in the first half instead, the national "ready to drink" market, still in the initial phase of its life cycle, recorded low sales volumes and exhibited higher seasonality than is found in established markets, such as the Anglo-Saxon ones.

As for **Brazilian brands**, Dreher "*aguardiente*" performed particularly well in the first half year, while admix whiskies saw a downward trend.
Dreher sales, in local currency, rose by 21.1%, proving that the brand is back to a healthy level, having benefited both from appropriate promotion and advertising investment and price levels less negatively affected by the difficult local economic context.
However, Old Eight and Drury's admix whiskies, in a low-season half-year, were affected by the full negative impact of the economic recession, which severely affected products in a higher price range, and thus saw a 10.8% reduction in sales at constant exchange rates.
Expectations for the second and far more important half year are pointing to a recovery.

Sales of **Ouzo 12** are up 14.5%, thanks to the positive progress of both target markets, i.e. Greece and Germany.

Cynar continues its downward trend, -7.0%, essentially due to the continuing problems encountered on the Italian market.

The first half of the year was extremely positive for sales of Mirto di Sardegna and other typical **Zedda Piras** liqueurs, totally concentrated in the Italian market; the overall 11.2% growth continues to be driven by the brand's upward trend in mainland Italy.

As for **third-party brands** distributed by the Group, Jägermeister grew by 3.9%, while net consolidated sales of Scotch whiskies as a group dropped by 16.8% in this half.
Once again, this negative result can be attributed mainly to the exchange rate effect, which subtracted to the results achieved in the US and Brazil; at constant exchange rates, however, the segment recorded a 2.7% growth.

Wines

In the period, the wines segment posted sales for € 36.4 million, up 6.9% over the corresponding period of the previous year; before the negative exchange rate effect, whose total impact was 2.8%, sales increased by 9.7%.
It should be noted that the half-year was a positive one for all the Group's brands.

Sales of **Cinzano** vermouth were up 7.0%, notwithstanding the fact that, within the wines segment, this was the brand most affected by the exchange rate effect (-6.3%); at a constant exchange rate, growth is 13.3%.

Cinzano sparkling wines also performed well, with a 6.7% increase in net sales, only marginally affected by the unfavourable exchange rate (-0.7%).
As for the two main markets, Germany and Italy, the first ended the half-year with the same level of sales as in the corresponding period in 2002, which may be a sign of the recovery in consumption of sparkling wines in the German market, while Italian sales grew by 24.5%, an excellent result, especially as it was achieved in a low season.

As regards **Sella & Mosca** wines, net sales for the first half of 2003 were up 2.8%, as a result of a growing market for these products in Italy (representing 85% of the total) and from a drop in sales on foreign markets, where, however, a recovery is expected the second half of the year.
Sales of Liebfraumilch wine in Brazil, on a constant exchange rate basis, also grew 10.4%.
Riccadonna sparkling wines, for which Australia is the main market, although very negatively affected by the unfavourable exchange rate, ended the half-year with strong growth as compared with the previous year.

Soft drinks

Net sales of soft drinks, almost entirely from the Italian market, were € 75.5 million in the first half of 2003, with a 5.6% increase over the previous year.
As anticipated in the comments on sales by geographic area, the soft drinks segment benefited from particularly favourable climatic conditions in the months of May and June, when temperatures were significantly higher than season averages.
In particular, sales of the **Lemonsoda, Oransoda and Pelmosoda** line recorded a 9.9% increase; those of mineral waters were up 7.3%, and sales of Lipton Ice Tea (a third-party brand distributed in Italy) grew 8.6%.
The main brand in the soft drinks segment is still **Crodino**; as a non-alcoholic aperitif, its sales performance was less linked to climatic factors than were soft drinks proper; in any case, during the half-year, sales rose by 3.4%.
In early 2003, our company, in agreement with the brand owner, discontinued distribution of Granini fruit juices.

Other sales

This segment, which is marginal and complementary to the others, includes revenue from the *co-packing* business and the sale to third parties of raw materials and semi-finished products, mainly in Italy and Brazil.
In the first half of 2003, these sales amounted to € 3.0 million, down 47.7% on the previous year, when they had been € 5.8 million.
This marked drop can be attributed largely to lower production on behalf of third parties in Italy and, to a lesser extent, to the negative impact of depreciation on Brazilian "other sales" which, at constant exchange rates, increased slightly over the previous half year.

Consolidated income statement

The table below shows the consolidated income statement for the first half of 2003, reclassified according to internationally accepted accounting principles.
The figures relating to the first half of 2003 are compared with those for the corresponding period of 2002.
Additionally, each line shows the percentage of net sales, as well as the percent variation between the corresponding values in the two periods.

Reclassified income statement in € millions	30 June 2003 Value	%	30 June 2002 Value	%	% Variation 2003 / 2002
Net sales	332.7	100.0%	306,5	100.0%	8,5%
Cost of materials	(113.9)	-34,2%	(102.9)	-33,6%	10.7%
Cost of production	(20,7)	-6.2%	(23,4)	-7.6%	-11.3%
Total cost of goods sold	(134.6)	-40,5%	(126.3)	-41.2%	6.7%
Gross margin	198,1	59.5%	180,2	58.8%	9.9%
Advertising and promotion	(69.2)	-20,8%	(57.6)	-18.8%	20.1%
Distribution and sale expenses	(37.4)	-11.2%	(36.5)	-11.9%	2.4%

General and administrative expenses	(23,7)	-7.1%	(21,9)	-7.2%	7,0%
Other operating income	3.5	1,1%	4.0	1.3%	-12.4%
Goodwill and trademark amortization	(13.9)	-4.2%	(13.9)	-4.5%	0.5%
Operating income = EBIT before non-recurring costs	57.4	17.3%	54.3	17.7%	5.9%
Non-recurring costs	(0.5)	-0.2%	(0.6)	-0.2%	-5,9%
Earnings before interest and taxes (EBIT)	56.9	17.1%	53.7	17.5%	6.1%
Net financial income (losses)	(5,0)	-1.5%	(2,2)	-0.7%	122.5%
Income (losses) on net exchange rates	(0.5)	-0,2%	7.4	2.4%	-107.3%
Other non – operating income (losses)	0,0	0.0%	(6,7)	-2.2%	-99.4%
Income before taxes and minority interests	51.4	15.5%	52.2	17.0%	-1.5%
Minority interests	(7,8)	-2.4%	(7,3)	-2.4%	7.3%
Group income before taxes	43.6	13,1%	44.9	14.7%	-3.0%
Taxes	(15.6)	-4.7%	(12.9)	-4.2%	20.8%
Group net income	28.0	8.4%	32.0	10.4%	-12.6%
Tangible asset depreciation	(6,8)	-2.0%	(6.5)	-2.1%	4.4%
Intangible asset amortization	(15.2)	-4.6%	(15.1)	-4.9%	0.4%
Total depreciation and amortization	(22.0)	-6.6%	(21.6)	-7.1%	1.6%
EBITDA before non-recurring costs	79.4	23.9%	75.9	24.8%	4.7%
EBITDA	78.9	23.7%	75.3	24.6%	4.8%
EBITA before non-recurring costs	71.4	21.5%	68.1	22,2%	4.8%
EBITA	70.9	21.3%	67.5	22.0%	4.9%

In the income statement displayed above, where costs are aggregated by allocation, a new criterion for classifying the costs borne by central structures for research & development, quality assurance and engineering has been adopted: these costs, which, in previous years were classified as "production costs", have been reclassified, for 2003 only, under the heading "general and administrative expenses".
In the two periods compared, such costs amounted to € 1.3 million.

In the first half of 2003, the Group's consolidated income statement shows a positive variation in the various profitability levels as compared to the equivalent period of the previous year.
In particular, the **EBIT,** or operating income, amounted to € 56.9 million, up 6.1% on the previous year, when it was € 53.7 million.
As stated in the introduction, at constant exchange rates, the **EBIT** is significantly higher (+16.8%) because of significant depreciation of the US Dollar and Brazilian Real, which, overall, had a negative impact of 10.7% on operating income for the first half-year

The performance of **net sales** and the strong negative impact of exchange rates on their increase were fully commented on in the previous paragraph; an analysis of the most significant cost entries as well as trends in income and expenses pertaining to the lower section of the income statement is provided below.

The overall **cost of goods sold** was more limited and its percent over sales fell by 0.7 percentage points, from 41.2% last year to 40.5%; this improvement may be attributed to a trend in the opposite direction of the two items that compose it, i.e. the cost of materials and production costs; while the former rose during the half-year, increasing their percent over sales by 0.6 points, the latter, on the contrary, were more limited and significantly reduced their impact (-1.4%) compared to the first half of last year.
These variations are due mainly:

- to the consolidation of tequila 1800 sales: as a distribution licence brand, the cost of materials (or rather the price of purchase from the trademark owner) has a far higher influence than it has on the Group; on the other hand, no production costs are involved;
- to the fact that production costs for the half-year 2003 benefit from the reclassification mentioned at the beginning of the paragraph, i.e. from this year, costs for € 1.3 million Euro have been charged to general and administrative expenditure;
- to successful control of industrial facility costs in the Italian production units.

Advertising and promotion expenses have, overall, increased by 20.1%, a percentage which exceeds that of net sales growth, with an impact on said sales which, over the two periods being compared, has grown from 18.8% to 20.8%.
This significant increase is due to to a large extent to Campari Mixx and to the high advertising investment for the introduction of this brand in the market.
However, it should be emphasized that, for the purpose of an analysis of the impact of promo-advertising investment on net sales, comparisons with the first half of 2002 seem heavily penalized, in that, in the case of Campari Mixx, the following factors come into play:

- in Italy, the launch of the brand in July of the previous year involved promo-advertising investments in the second part of the year, while, in 2003, this investment was brought forward to the first half-year to respond to the seasonal nature of the segment,
- in Germany and Austria, however, the brand was launched in the first half of this year, generating the resulting increase in expenditure mentioned.

Sales and distribution expenses have seen a more limited increase than net sales (+2.4%) and therefore their percent over sales has fallen by 0.7 points, from 11.9% last year to 11.2%; this positive trend is due mainly to two causes, the first of a structural nature and the second of an economic nature:

- in a phase of expanding business, such as the Campari Group is experiencing, the income statement has benefited from improved global absorption of fixed costs, typically related to the marketing structure and sales networks, unlike variable costs, such as transport costs and sale commissions, which grow proportionately to the business;
- in the case of the US and Brazilian subsidiaries, the costs referred to show an impact on sales that is greater than the average impact on the Group: as a result, the depreciation of the US Dollar and the Brazilian Real led to a positive exchange rate effect on this item of the income statement.

The Group's income statement thus shows a **trading profit** of € 91.5 million, up 6.2% over that of the first half of 2002; at constant exchange rates, or before depreciation impact, which had a negative effect on sales, but a positive effect on costs, growth was 14.8%.

General and administrative expenses rose by 7.0% and their percent of net sales remained basically unchanged, at 7.1% from 7.2% last year.
It should be recalled that, in 2003, this item includes costs of € 1.3 million, which, the previous year, had been entered under production costs.

The item **other operating income** shows overall earnings of € 3.5 million, down from the corresponding period of the previous year, when the figure was € 4.0 million; this line in the income statement includes royalties received from third parties for use of the Group's trademarks and, only in the first half of 2003 - year, other operating income amounting to € 1.0 million.
Royalties have dropped sharply, from € 4.0 million in the first half of 2002 to € 2.5 million in the first half of 2003.
In both periods, the item mainly includes royalties from Skyy Spirits, LLC, from SABMiller for sales of SKYY Blue, the ready to drink launched the previous year and manufactured and distributed by SABMiller in the US.
Royalties in 2002, in addition to being converted at a far more favourable exchange rate, even expressed in US Dollars, were higher in that they were associated with very high sales typical of the launch and early distribution stage of the product.

Goodwill and trademark amortization (13.9 million) has not changed as compared with the equivalent half of the previous year and, therefore, total **intangible asset amortization** has remained substantially the same (€ 15.2 million).
Tangible asset depreciation has, however, substantially increased, from € 6.5 million to € 6.8 million.

As a direct result of the overall containment of total depreciation, which, in the two periods being compared, has risen by only 1.6%, the two indicators, **EBITDA** and **EBITA** have seen lower growth than that identified at operating income level (EBIT).
In particular:

- **EBITDA**, or earnings before interest, tax and tangible and intangible depreciation, in the first half of 2003 was € 78.9 million, 4.8% up over the first half of 2002 (+13.2% at constant exchange rates);
- **EBITA**, or earnings before goodwill and trademark amortization, was € 70.9 million, up 4.9% (+13.5% at constant exchange rates).

The **consolidated income before taxes and minority interests** was € 51.4 million, slightly down (-1.5%) from that in the first half of the previous year; however, at constant exchange rates, it rose by 8.3%.
Income statement entries between operating income and income before taxes, such as net financial charges, income and/or losses on net currency transactions and other non-operating income and losses, show highly significant changes in the two periods being compared; overall, this year the three items had a € 5.5 million negative impact on income, as opposed to a more moderate net loss of € 1.5 million recorded the previous year, thus resulting in an overall increase of € 4.0 million.

Net financial charges for the period were € 5.0 million, considerably higher than the previous year, when these charges amounted to € 2.2 million; this difference can be attributed:

- firstly to the different size of average debt in the two periods under comparison;
- secondly to the higher interest rate paid for the liquidity obtained through US Private Placement, concluded in July 2002, which allowed the Group to convert its short-term debt into long-term debt.

The balance of **exchange rate differences** in the first half of 2003 shows a loss of € 0.5 million, as opposed to a positive balance of € 7.4 million in the previous fiscal year, which, it should be recalled, included € 8.0 million in unrealized earnings, upon closure of currency positions and liquidation of assets, and € 0.5 million in losses on currency transactions resulting from operations.

Lastly, **non-operating income and losses** in the first half of 2003, amongst which there are no particularly important entries, balance out to zero; in the first half of 2002, on the other hand, this income statement item showed a net loss of € 6.7 million, generated by € 10.0 million provisions and € 3.3 million capital gains.

Group income before taxes in the first half of 2003 was € 43.6 million, with a 3.0% reduction from the previous year, due to an increase in minority interests amounting to € 7.8 million (€ 7.3 in the first half of 2002).
This increase is the result of growing profits from Skyy Spirits, LLC's, which, in the first half of 2003, was the main company included in the Group's area of consolidation, in which third parties hold a significant share of the capital (41.1%).
In the first half of 2002, minority interests also included € 0.2 million for the profit made by Sella & Mosca S.p.A., in which third parties held 22.38% of the capital.
In June 2003, the Group acquired minority holdings in Sella & Mosca S.p.A., and now owns 100% of the capital.

The **Group's net income** for the period was € 28.0 million, down 12.6% as compared to the first half of 2002, as a result of a higher tax burden. Taxes for the fiscal year ended 30 June 2002 had in fact benefited to a far more significant extent from the DIT tax break than it has this year and also from the "Tremonti bis" tax break, for the portion of investments made during the half-year, mainly pertaining to the construction of the Novi Ligure plant.
At constant exchange rates, the negative variation in the Group's net income was limited to 5.2%.

Profitability by business area
The Group's trading profit in the first half of 2003 was € 91.5 million, up 6.2% over 2002, when it was € 86.1 million; the table below shows trading profit by business area.

Trading profit	First half 2003		First half 2002		Variation
	€ million	% of total	€ million	% of total	%
Spirits	71.6	78.3%	66.4	77.0%	7.9%
Wines	6.2	6.8%	6.1	7.1%	1.5%
Soft drinks	13.5	14.7%	13.1	15.2%	2.7%
Other sales	0.2	0.2%	0.6	0.7%	-71.9%
Total	91.5	100.0%	86.1	100.0%	6.2%

The increase in total profitability was largely generated by spirits, grown by 7.9%, while the other two business areas, wines and soft drinks, have improved their profitability to a lesser extent, respectively by 1.5% and 2.7%.
The tables below show, for each of the four segments, the evolution of profitability, providing absolute values in € million, percent of net sales, and percent variation between the two periods; the second table

The profitability of business areas is summarized through the analysis of three lines in the income statement:

- net sales;
- gross margin (i.e. net sales minus cost of goods sold);
- trading profit (gross margin minus advertising and promotion investments and sale and distribution expenses)

Spirits profitability

	First half 2003		First half 2002		
	€ million	% of segment sales	€ million	% of segment sales	% Variation
Net sales	217.8	100.0%	195.2	100.0%	11.6%
Gross margin	146.8	67.4%	131.4	67.3%	11.8%
Trading profit	71.6	32.9%	66.4	34.0%	7.9%

Analysis of spirits profitability % variation	Half-year total % variation	Whereof gross Organic variation	whereof exchange rate effect	whereof external growth
Net sales	11.6%	14.2%	-12.0%	9.4%
Gross margin	11.8%	16.5%	-10.8%	6.0%
Trading profit	7.9%	15.0%	-10.5%	3.4%

In the first half of 2003 spirits generated a trading profit of € 71.6 million, up 7.9%.
The slight reduction in the trading profit as percentage of sales, from 34.0% to 32.9%, is mainly due to the acquired business' lower profitability as compared to the organic figure; in effect, *Tequila 1800* contributed more to the spirits segment's sales performance (+9.4%) than to its trading profit (+3.4%).
Before the unfavourable exchange rate effect, quantifiable as 12.0% on sales and 10.5% on trading profit, the spirits segment grew at the organic level, improving, though slightly, its profitability, thanks to an increase in trading profit (15.0%) higher than sales development (14.2%).
As a further comment on the good performance of the Group's main business area, it should be added that the launch of Campari Mixx had a particularly positive effect on the spirits segment's gross margin, as at this level the brand's profitability is very high; however, globally it generated a dilution effect as regards the trading profit's percent over sales, as a result of the high promo-advertising investments undertaken during the half-year in relation to the brand's introduction in the markets as discussed above.

Wines Profitability

	First half 2003		First half 2002		% Variation
	€ million	% over Segment sales	€ million	% over segment sales	
Net sales	36.4	100.0%	34.0	100.0%	6.9%
Gross margin	17.4	47.7%	16.5	48.5%	5.2%
Trading profit	6.2	17.0%	6.1	17.9%	1.5%

Analysis of wines profitability % variation	Half-year total % variation	whereof gross variation	whereof exchange rate effect	whereof external growth
Net sales	6.9%	9.7%	-2.8%	0.0%
Gross margin	5.2%	8.2%	-3.0%	0.0%
Trading profit	1.5%	5.5%	-4.0%	0.0%

In the first half-year of 2003 wines generated a trading profit of € 6.2 million, up 1.5% on the corresponding half of 2002; in percentage on net sales it was 17.0%, slightly down from 17.9% in the previous year.
For this segment too, it should be emphasized that the growth in profitability was negatively affected by the unfavourable exchange rate (-4.0%) and that, at constant rates, trading profit shows a 5.5% growth.
However, when analysing the data relating to the organic variations at constant exchange rates, it can be noticed that the growth in wines trading profit is lower than that in net sales (+9.7%) because of the different sales performances of the three main brands, Cinzano vermouth (+13.3%), Cinzano sparkling wines (+7.4%) and Sella & Mosca wines (+ 2.9%), with corresponding different margin levels.
In effect, Sella & Mosca wines' trading profit relative to sales are higher in structural terms than the trading profit of Cinzano products, which, in the first half of the year, have also been negatively affected by

Soft Drinks Profitability

	First half 2003		First half 2002		% Variation
	€ million	% over segment sales	€ million	% over segment sales	
Net sales	75.5	100.0%	71.4	100.0%	5.6%
Gross margin	33.7	44.6%	31.8	44.5%	5.9%
Trading profit	13.5	17.8%	13.1	18.3%	2.7%

Analysis of soft drinks profitability % variation	Half-year total % variation	whereof gross organic variation	whereof exchange rate effect	Whereof external growth
Net sales	5.6%	5.6%	0.0%	0.0%
Gross margin	5.9%	5.9%	0.0%	0.0%
Trading profit	2.7%	2.7%	0.0%	0.0%

The trading profit for soft drinks was € 13.5 million, with a 2.7% increase, slightly lower than net sales growth at 5.6%.

Segment sales for the first half of 2003 were held up by favourable weather conditions, more beneficial to soft drinks proper (Lemonsoda, Oransoda and Pelmosoda, mineral waters and Lipton Ice Tea) than to the segment's main brand, the non-alcoholic aperitif Crodino, which, in structural terms, has higher margin levels.

Furthermore, in the first half of 2003, the percent over sales of promo-advertising investments for the Lemonsoda, Oransoda and Pelmosoda brands was significantly higher than in the previous year in that, on the one hand, the launch of the new TV advertising campaign absorbed increasing resources, and on the other hand, media programming was scheduled early, in the months of May and June, while, in the previous year, investment was spread over the months of July and August as well.

Other sales profitability

	First half 2003		First half 2002		Variation
	€ million	% over segment sales	€ million	% over segment sales	%
Net sales	3.0	100.0%	5.8	100.0%	-47.7%
Gross margin	0.2	5.4%	0.6	10.1%	-71.9%
Trading profit	0.2	5.4%	0.6	10.1%	-71.9%

Analysis of other sales profitability % variation	Half-year total % variation	whereof gross organic variation	Whereof exchange rate effect	whereof external growth
Net sales	-47.7%	-38.9%	-8.8%	0.0%
Gross margin	-71.9%	-39.4%	-32.5%	0.0%
Trading profit	-71.9%	-39.4%	-32.5%	0.0%

In the first half of 2003 the 'other sales' complementary segment, marginal both in terms of size and profitability, recorded a sharp drop in net sales, primarily attributable to lower production on behalf of third parties in Italy and, secondly, to the negative impact of the Brazilian Real's depreciation.
The trading profit for this business, which in effect corresponds to the gross margin, shrank more than the segment's sales, since the fixed costs of manufacturing cannot be reduced in proportion to the contraction in sales.
As regards minor production for national third parties, it should be recalled that, on the basis of the agreements in force, the Group receives indemnities on the basis of the production plans originally stipulated; entered under the income statement item "other operating income", such indemnities have no impact on the trading profit.

Balance sheet

The table that follows shows the reclassified consolidated balance sheet to show the funding sources used by the Group and the way they were employed.
For a more detailed analysis of major entries in the balance sheet, please see the comments provided in the explanatory note.

	30 June 2003	31 December 2002	Change
Inventories	104.2	94.9	9,3
Receivables from customers	160.5	132.9	27.6
Payables to suppliers	(115.8)	(134.3)	18.5
Net current assets	148.9	93.5	55.4
Other short - term assets and liabilities	(27.1)	(11.4)	(15.7)
Working capital	121.8	82.1	39.7
Employees' leaving indemnity	(13.3)	(13.1)	(0.2)
Net balance, prepaid and deferred taxes	1.8	0.6	1.2
Other non - current liabilities	(17.8)	(22.5)	4.7
Total other net liabilities	(29.3)	(35.0)	5.7
Net tangible fixed assets	154.2	144.2	10.0
Intangible fixed assets	442.5	453.2	(10.7)
Financial fixed assets and payables due after the year	42.1	43.2	(1.1)
Total fixed assets	638.8	640.6	(1.8)
Total invested capital	731.3	687.7	43.6
Group's shareholders' equity	(494.2)	(478.9)	(15.3)
Third party shareholders'equity	(4.2)	(10.0)	5.8
Net financial position	(232.9)	(198.8)	(34.1)
Total sources of funds	(731.3)	(687.7)	(43.6)

The Group's capital structure is characterized by a net invested capital of € 731.3 million as of 30 June 2003, with Group shareholders' equity of € 494.2 million and net financial debt of € 232.9 million.
Invested capital increased by € 43.6 million during the period, mainly as a result of the increase in net

- Net working capital marks a € 55.4 million increase, due to the combined effect of the increase in receivables from customers, factors linked to business development, and seasonal factors, and of the significant reduction in payables to suppliers, which, at 31 December 2002 included the unpaid portion of the investments made in the second part of the year for the completion of the new Group plant in Novi Ligure, for about € 17 million (debts paid in early 2003).
  Seasonal factors, however, increased the percent of working capital over net sales which, in the 12 months ended in June 2003, was 21.7%, as opposed to 16.7% in December 2002, when such figure did not include payables to suppliers for the Novi Ligure investment.
- The net balance of other short-term assets and liabilities shows an increase in liabilities of € 15.7 million as a result of the increase in tax debts of some Group companies, linked to allocations for the period.
- Other non-current liabilities are reduced by € 4.7 million following the payment, by the Parent Company and by Campari-Crodo S.p.A., of the € 2.0 million debt entered at the end of the previous fiscal year for the 2003 fiscal amnesty and, by Campari-Crodo S.p.A., for in-lieu taxes owed on the sale of shares, amounting to € 2.4 million.
- Net tangible fixed assets increased by € 10.0 million, mainly due to the investments connected with the Novi Ligure plant, amounting to € 43.4 million at the end of the period.
- In addition to amortization for the period, intangible fixed assets increased as a result of the goodwill from the purchase of the residual share of Sella & Mosca S.p.A., for € 3.6 million.
- Movements in financial fixed assets, which, as will be recalled, include € 31 million own stock in both periods under comparison, are due to adjustment to non-consolidated controlling interests linked to the shareholders' equity of the individual companies.
- The Group's shareholders' equity increased by € 15.3 million, despite the Parent Company's dividend distribution for € 24.7 million, as in addition to the income for the period, it has benefited from the exchange rate differences resulting from the effects of the conversion of the subsidiaries' shareholders' equity.
- Third party equity dropped by € 5.8 million, due to the Group's purchase of the residual stake of Sella & Mosca S.p.A., as described above.

Investments

During the period in question, investments in tangible and intangible fixed assets amounted to € 20.7 million.
In particular, investments in tangible fixed assets were € 16.5 million, with € 8.5 million in machinery and installations for the Novi Ligure plant, while the remaining portion mainly includes investments by Campari-Crodo S.p.A. in other plants, by Sella & Mosca S.p.A. in vineyard equipment, and by Skyy Spirits, LLC, for a joint investment in installations, machinery and equipment with Brown Forman Corp., for the latter to manufacture SKYY brand products.
As regards the Novi Ligure plant, the value of fixed assets in progress as of 30 June 2003 was € 43.4 million, in line with the originally planned investment.
The intangible fixed assets, in addition to investments in software and SAP licences to the value of € 0.5 million, increased as a result of the Group's purchase of the share of Sella & Mosca S.p.A. previously held by minority shareholders.
This acquisition generated goodwill, which was entered in the accounts on 30 June 2003, to be amortized over 20 years.

Research and development activity

Research and development activity concerned exclusively ordinary production and commercial activities; accordingly, the related costs have been fully recognized in the income statement for the period.

Net financial position

The Group's net financial position as of 30 June 2003 shows a net debt of € 232.9 million, increased as compared to the end of the previous fiscal year, when it was € 198.8 million.
The breakdown of the net financial position is as follows:

	30 June 2003	31 December 2002	Variations
Cash and banks	55.6	103.5	(47.9)
Marketable securities	1.9	4.2	(2.3)
Payables due to banks	(120.3)	(120.2)	(0.1)
Real estate lease payables	(2.1)	(2.0)	(0.1)
Accrued interest on private placement	(2.9)	(3.3)	0.4
Net short - term financial positions	(67.8)	(17.8)	(50.0)
Payables to banks	(4.4)	(4.9)	0.5
Private placement	(148.8)	(163.1)	14.3
Real estate lease and other financial payables	(11.9)	(13.0)	1.1
Net medium - long term financial position	(165.1)	(181.0)	15.9
Net financial position	(232.9)	(198.8)	34.1

As highlighted above, this financial position does not consider the own stock held by the Parent Company, recorded among fixed financial assets at the purchase cost of € 31 million.
Cash flow from operations was € 21.0 million.
Cash flow was used mainly for investments in tangible fixed assets, for € 33.4 million, including partial payment of payables to suppliers for the Novi Ligure plant, already entered in the accounts at 31 December 2002; for the distribution of dividends to the Parent Company's shareholders for € 24.7 million, and for the purchase of the residual stake in Sella & Mosca S.p.A. for € 8.5 million.
Net debt, which grew by € 34.1 million as at 31 December 2002, has benefited from the impact of the US Dollar depreciation, which, at the 30 June exchange rate, allowed for a € 14.3 million reduction of the equivalent value of the debt of the subsidiary Redfire, Inc. as compared with 31 December 2002.
Lastly, it should be pointed out that the total consolidation of Qingdao Sella & Mosca Winery Co. Ltd. and Société Civile Immobiliaire du Domaine de la Margue, both subsidiaries of Sella & Mosca S.p.A., would have led to a worsening of the Group's financial situation at 30 June 2001 by € 1.0 million.

Other information

The Parent Company

The first half of 2003 closed with a net profit of € 4.2 million, after amortization and depreciation amounting to € 1.9 million and provisions for income tax for the year of € 0.9 million.
In comparison with the profits for the previous year, of € 99.5 million, there has been a significant decrease, due to financial income from shareholdings for € 93.5 million and of income from financial exchanges of € 2.5 million occurred in the first half of 2002.
Operations are substantially in line with the previous fiscal year. Against a value of production of € 53.0 million, production costs were € 47.6 million, up € 2.9 million over the first half of 2002.
Excluding the extraordinary events indicated above, financial management is positive with a reduction in financial charges.
During the period, the company employed 275 people and operated in its registered office in Via Turati, Milan, and in the Sesto San Giovanni plant near Milan.

Campari performance on the stock exchange

Shares and shareholders

The share capital of Davide Campari-Milano S.p.A. is € 29,040,000, divided into 29,040,000 shares with a par value of € 1.00 each.
As of 30 June 2003, the main shareholders were:

Shareholder (1)	Number of common shares	% ownership
Alicros S.r.l.	14,809,600	50.997%
Morgan Stanely Investment Management Ltd.	2,489,309	8.572%
Davide Campari-Milano S.p.A. (2)	1,000,000	3.443%

(1) There are no shareholders, other than those shown above, with a share in the capital higher than 2%, which have informed Consob and Davide Campari-Milano S.p.A. thereof, under Article 117 of Consob Regulations 11971/99 concerning the obligation to communicate any significant holdings.

Share performance

During the first half of 2003, Campari stock rose 10.8% in absolute terms from the opening price as of 1 January 2003, outperforming the market index (Mibtel) by 5.8%, the index for mid-capitalization companies (Midex) by 4.2%, and the sector index (FTSE 300 Eurotop Beverages) by 22.9%.
In the period under review, the average daily volume of Campari shares exchanged on the Computerized Stock Market reached € 1.1 million in money terms, and 35,725 in terms of number of shares, i.e. 15.4% of all shares comprising the capital share.
As of 30 June 2003, stock market capitalization amounted to € 965 million.

Campari stock performance



Campari share price (Euro)
Volume (#)
38
36
34
32
30
28
26
24
22
20
180,000
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
2/1/03
23/1/03
13/2/03
6/3/03
27/3/03
17/4/03
13/5/03
3/6/03
24/6/03
15/7/03
5/8/03
27/8/03
Campari (volume)
Campari (share price)
Midex (relative)
Mibtel (relative)
FTSE 300 Eurotop Beverages (relative)

Source: Bloomberg

Share data		1st half 2003	2002	2001 (3)
Reference price (1)	€	33.23	30.00	26.37
Highest price(2)	€	33.49	37.77	31.00
Lowest price(2)	€	27.41	25.28	21.84
Average price(2)	€	30.18	31.63	27.16
Stock market capitalization(1)	€ thousands	964,999	871,200	765,785
Average daily volumes traded	Number of shares	35,725	53,093	72,375
Average daily value	€ thousands	1,086	1,695	2,066

Source: Bloomberg

(1) As of 31 December for the years 2001 and 2002; as of 30 June for the first half of 2003.
(2) Reference price.
(3) Initial Public Offering took place on 6 July 2001 at the placement price of € 31 per share; average daily value excluding the first week of trading was 42,260 shares in 2001; average daily value excluding the first week of trading was € 1.145 thousand in 2001.

Ownership and acquisition of own stock and of the controlling company's stock

The Parent Company owns 1,000,000 own stock with a book value of € 1, for a par value of € 1 million accounting for 3.4% of share capital.
Own stock is aimed at servicing the stock option plan.
The company does not own and did not own during the reference period, either directly or indirectly, any of the Controlling Company's shares.

Relationships with related parties

In accordance with Section 2428 of the Civil Code and of Consob communications n. 97001574 of 20 February 1997 and n. 98015375 of 27 February 1998, all relationships of the Group with non consolidated subsidiaries, affiliated companies, controlling companies and their subsidiaries, particularly in relation to any financial effects thereof, are set out below.

All transactions listed below are regulated according to market prices and conditions.

Item	€ million	Description of transactions
Sales revenues	4.0	Revenues from sales to the affiliated companies M.C.S. S.c.a.r.l., International Marques V.o.f. and Fior Brands Ltd. for the delivery of products by the subsidiary Campari International S.A.M.
	0.03	Revenues from sales by Sella & Mosca S.p.A. to Qingdao Sella & Mosca Winery Co. Ltd., a subsidiary excluded from the consolidation area.
Other revenues and proceeds	0.06	Rent in relation to the sub-letting contracts for office use involving a portion of the buildings of via Bonaventura Cavalieri 4, 20121 Milan and of via Filippo Turati 25, 20121 Milan stipulated respectively between the Parent Company and the controlling shareholder Alicros S.r.l. and between the Parent Company and the affiliated company Longhi & Associati S.r.l.
	0. 5	Miscellaneous revenues of Campari Italia S.p.A. to the affiliated company Longhi & Associati S.r.l.
Costs of services	2.1	Costs for promotional and advertising activities incurred by the affiliated companies M.C.S. S.c.a.r.l. and International Marques V.o.f. and re-charged to the subsidiary Campari International S.A.M.
	0.3	Commissions on the purchase of advertising means, charged to the subsidiary Campari Italia S.p.A. by the affiliated company Longhi & Associati S.r.l.
Financial earnings	0.03	Interests earned by the subsidiary Campari Finance Teoranta in relation to the loan to the non-consolidated subsidiary the Société Civile Immobiliaire du Domaine de la Margue.

It should be noted that, on 30 June 2003, the subsidiary Campari Finance Teoranta, was providing a loan of € 1.6 million to the non-consolidated subsidiary Société Civile Immobiliaire du Domaine de la Margue, at a Euribor - linked market rate, and a loan of GBP 1.0 million to the affiliated company Fior Brands Ltd., at a Libor GBP - linked interest rate.

Subsequent events

Issue of bonds for US$ 300 million on the US institutional market

Following the successful placement in the US market of senior guaranteed notes during the previous fiscal year, and in order to exploit the positive momentum of the debt capital markets, in terms of strong investor demand and historically low interest rates, on 16 July the Parent Company Davide Campari-Milano S.p.A. completed a bond issue of US$ 300 million by private placement on the US institutional market.
The transaction was structured in two tranches of US$ 100 and US$ 200 million, with 12 year and 15 year bullet maturities respectively and fixed coupon rates of 4.33% and 4.63% respectively.
This operation enabled the Group to raise debt capital at even longer maturities than the previous issue and at even more favorable conditions, placing the Group in a strong position to fund future corporate developments..
At the same time as the transaction described above, through a cross currency swap operation to eliminate currency risk, the company converted the original US Dollar denominated debt into Euro (at the exchange rate of 1.1630) and the interest rate from fixed to fluctuating (Euribor + spread of approx. 60 base points).

Sale of the Via Filippo Turati property in Milan

Taking advantage of the favourable real estate market, and as part of the project to rationalise its facilities in Italy, on 18 July 2003, the Group announced the sale of its property in Via Filippo Turati in Milan, for the sum of € 47.4 million.
The ownership of the property, which the Parent Company used under financial leasing contracts stipulated with Credemleasing S.p.A., was redeemed in advance on 29 July 2003, resulting in the termination of the aforementioned contracts against payment of € 12.7 million.

At the same time as the sale, on 29 July 2003, a six-year lease contract was signed with the purchaser, Morgan Stanley Eurozone Office Fund, enabling the Group to maintain the aforementioned building as the registered office of the Parent Company and its Italian subsidiaries.
In the second half of 2003, the transaction will lead to capital gains, before direct taxes, of about € 34 million, which will be reflected positively in the consolidated financial statements for 2003.

Agreement for the purchase of the Riccadonna trademark

On 31 July 2003, Campari-Crodo S.p.A. signed an agreement for the acquisiton of the Ricadonna trademark from Bersano - Riccadonna S.p.A., against payment of € 11.3 million.
The Group, which, since 1995, had been handling the distribution of Riccadonna on the main export markets and, in particular, in Australia and New Zealand, where Riccadonna is the top player in the Asti segment, will develop distribution all over the world, with the exception of the Italian market, where Bersano S.p.A. will remain the brand's distributor under a renewable annual agreement.
The transaction is expected to be completed by early 2004, concurrently with the start-up of operations at the new Novi Ligure production site; production of the main Riccadonna products will be concentrated at this plant, including those intended for the Italian market, leveraging the resulting industrial synergies.
In 2003, estimated net sales of Riccadonna products are about € 13 million, of which about € 7 million in export markets.
The product portfolio offered by Riccadonna, a historical firm established in Canelli in 1921, includes major brands present in the Italian and foreign sparkling wine markets, including Asti Riccadonna and President Reserve Riccadonna.

Cessation of production in the Termoli plant

In the last week of July, as scheduled in the Group's restructuring plan and agreed with the trades unions, the Termoli plant ceased production.
Concerning Termoli's output, Campari products are now produced in the Sesto San Giovanni plant, while other spirits (Cynar, Biancosarti and Jägermeister) will be subsequently transferred to the new Novi Ligure plant.

Operating start-up at the Novi Ligure plant

The new Novi Ligure plant started operations on 4 August and is currently operational limited to the sparkling wine cellar, vermouth cellar, alcohol warehouse, and utilities. Production of vermouth extracts has been started, and activities for the next few months will include the storage of must obtained from the 2003 harvest, to be used for sparkling wine production at the beginning of 2004.

Forecast

As regards the sales trend in the Group's main target markets, the following remarks can be made:

- in the German market, we are fairly optimistic about the second half-year, as domestic consumption is beginning to show some concrete signs of a recovery, and business is being positively affected by local restructuring;
- in Italy, all the main brands are in satisfactory health conditions, and soft drinks in particular benefited from exceptionally hot weather in July and August; on the other hand, it should be recalled that, in the second half, Campari Mixx sales will be compared with those of the correponding period of 2002, when the brand was first introduced and sell-in was especially high;
- in Brazil, high inflation levels led to hefty increases in prices in the latter part of the half-year just ended, which will probably impact consumption;
- in the US, SKYY Vodka sales will also benefit in the second half of the year from the positive impact of SKYY Berry, SKYY Spiced and SKYY Vanilla, but, in general, the brand will be facing fiercer competition within the premium vodka segment; as regards tequila 1800, during the fourth quarter external growth will give way to organic growth, given that Skyy Spirits, LLC started distributing the brand in October.

As regards the Group's economic results, the US Dollar and Brazilian Real exchange rates will continue to have a significant if less powerful effect on the Group's accounts, at least if relative stability in current exchange rates proves to be the case.

Enclosures:

Reclassified balance sheet
Reclassified income statement
Cash flow statement

Reclassified balance sheet

(Thousands of €)

	30 June 2003	30 June 2002	31 December 2002
Assets			
Current assets			
Cash and banks	55,568	62,780	103,480
Marketable securities	1,864	12,006	4,235
Financial receivables, short - term portion	256	517	246
Receivables from customers, net of write – down reserves and year - end bonuses	160,532	132,763	132,887
Receivables from tax authorities	6,004	5,402	12,788
Prepaid taxes	11,388	10,339	10,152
Inventories	104,234	89,645	94,860
Other current assets	26,496	21,777	25,807
Total current assets	**366,342**	**335,229**	**384,455**
Net fixed tangible assets	154,156	115,747	144,238
Goodwill, net of depreciation	427,616	449,552	437,260
Other intangible assets, net of amortization	14.866	19,039	15,980
Equity investments	7,598	8,742	8,674
Financial receivables, net of current portion	1,966	2,502	2,018
Other assets	1,495	1,343	1,521
Own stock	31,000	31,000	31,000
Total assets	**1,005,039**	**963,154**	**1,025,146**
Liabilities and shareholders' equity			
Current liabilities			
Payables due to banks	120,300	293,110	120,107
Real estate lease, current portion	2,101	1,860	2,024
Payables due to suppliers	115,799	97,031	134,285
Income taxes	5,168	6,047	5,509
Payables due to tax authorities	22,566	19,403	15,834
Other current liabilities	35,019	28,345	32,300
Total current liabilities	**300,953**	**445,796**	**310,059**
Employees' leaving indemnity	13,277	13,014	13,137
Payables due to banks	4,401	5,428	4,923
Real estate lease, less current portion	10,290	12,505	11,361
Payables due to other lenders (non current)	150,406	1,311	164,741
Non current payables due to the tax authorities	2,314	22,951	5,143
Deferred taxes	9,573	6,654	9,566
Other non current liabilities	15,515	15,136	17,326
Minority interests	4,153	10,052	9,984
Total non current liabilities	**209,929**	**87,051**	**236,181**
Shareholders' equity			
Share capital	29,040	29,040	29,040
Reserves	465,117	401,267	449,866
Total Shareholders' equity	**494,157**	**430,307**	**478,906**
Total liabilities and Shareholders' equity	**1,005,039**	**963,154**	**1,025,146**

Reclassified income statement

(Thousands of €)

	30 June 2003	30 June 2002	31 December 2002
Net sales	**332,681**	**306,499**	**660,615**
Cost of materials	(113,901)	(102,870)	(230,379)
Costs of production	(20,743)	(23,373)	(45,940)
Total cost of goods sold	**(134,644)**	**(126,242)**	**(276,319)**
Gross margin	**198,037**	**180,256**	**384,296**
Advertising and promotion	(69,206)	(57,629)	(130,812)
Sale and distribution expenses	(37,365)	(36,495)	(72,673)
Trading profit	**91,466**	**86,132**	**180,811**
General and administrative expenses	(23,583)	(22,039)	(43,348)
Other operating revenues	3,519	4,018	5,779
Goodwill and trademark amortization	(13,942)	(13,870)	(27,766)
Operating income = EBIT before non recurring costs	**57,460**	**54,241**	**115,476**
Non recurring costs	(531)	(564)	(809)
Operating income = EBIT	**56,929**	**53,677**	**114,667**
Net financial income (expenses)	(4,938)	(2,219)	(6,076)
Income (losses) on net exchange rates	(538)	7,405	8,163
Other non operating income (expenses)	(38)	(6,656)	6,673
Income before taxes and minority interests	**51,415**	**52,207**	**123,427**
Minority interests	(7,829)	(7,293)	(15,840)
Group's income before taxes	**43,586**	**44,915**	**107,588**
Taxes	(15,629)	(12,941)	(20,919)
Group's net income	**27,957**	**31,974**	**86,669**

EBITDA before non recurring costs	**79,426**	**75,866**	**160,766**
EBITDA	**78,895**	**75,302**	**159,957**

EBITA before non recurring costs	**71,402**	**68,111**	**143,242**
EBITA	**70,871**	**67,547**	**142,433**

Consolidated cash flow statement

(Thousands of €)

	30 June 2003	31 December 2002
Cash flow from operating activities		
Net income for the period	**27,957**	**86,669**
Adjustments to reconcile net income to net cash flow from operations		
Depreciation and amortization	21,966	45,290
Deferred taxes	(1,767)	(6,222)
Gains on sale of fixed assets	(448)	(5,676)
Provision for employees' leaving indemnity	780	1,678
Payment of employees' leaving indemnity	(640)	(1,119)
Other non cash items	29	(5,698)
Change in operating assets and liabilities		
Receivables, inventories and payables	(37,902)	(3,223)
Exchange rate effect on working capital	(583)	23,408
Other, net	11,575	(19,021)
Net cash flow generated by operating activities	**20,967**	**116,085**
Cash flow from investing activities		
Acquisition of tangible fixed assets	(16,488)	(56,191)
Payables to Novi Ligure suppliers	(17,020)	17,020
Income from disposals of tangible fixed assets	966	8,793
Acquisition of intangible fixed assets	(4,188)	(2,005)
Acquisition of new subsidiaries [(1)]	-	(357,984)
Net change in equity investments	1,076	1,305
Acquisition of own stock	-	-
Net change in marketable securities	2,371	42,135
Change in financial receivables	42	544
Change to net equity, other companies	(5,831)	1,685
Net cash flow generated by investing activities	**(39,072)**	**(344,698)**
Cash flow from financing activities		
Repayment of lease installments	(994)	(1.857)
Net change in short-term bank borrowings	193	7,822
Other short term financial payables	(475)	3,349
Issue of senior guaranteed notes (private placement)	-	163,116
Change in medium-long term financial debts	(511)	5,339
Dividends	(24,675)	(24,675)
Net cash flow generated by financing activities	**(26,462)**	**153,094**
Exchange rate differences and other movements	(3,345)	1,233
Net increase (decrease) in cash and banks	**(47,912)**	**(74,286)**
Cash and banks at beginning of period	103,480	177,766
Cash and banks at end of period	**55,568**	**103,480**

(1) As of 31 December 2002, the entry refers to the acquisition of Skyy Spirits, LLC for € 264.6 million and to the acquisition of Zedda Piras S.p.A. for € 93.4 million; during the first six months of 2003, the Company acquired the remaining interest in Sella & Mosca S.p.A., still owned by minority shareholders, equal to 22.38%. This entailed entering goodwill for € 3.6 million and reducing the shareholders' equity pertaining to minority interests.

Davide Campari-Milano S.p.A.

Consolidated financial statements and Parent Company financial statements

Davide Campari-Milano S.p.A.
Structure and content of the consolidated and Parent Company financial statements

Preparation criteria

This half-year report was prepared in accordance with section 2428, 3rd paragraph, of the Civil Code and with relevant Consob communications, in particular Consob resolution no. 11971 of 14 May 1999, as amended.
In particular, pursuant to Article 81, paragraph 2, of the aforesaid Consob resolution no. 11971, the notes pertaining to the Parent Company's financial statements were prepared with a view to providing a more correct disclosure.
Also in accordance with the provisions under Article 81 of said Consob resolution, the content of the balance sheet is limited to entries preceded by roman numerals and the content of the income statement to entries preceded by arabic numerals (article 81, paragraph 4); moreover, the income for the period is shown net of taxes (article 81, paragraph 7).
The accounting statements and detail tables included in the accompanying notes are expressed in thousands of €, whereas comments are expressed in millions of € at the consolidated level and in € for the Parent Company.
Each entry in the balance sheet and in the income statement is compared to the corresponding value of the first half of 2002 and of the financial statements as of 31 December 2002.
The accounting principles and evaluation criteria, guided by prudence and competence, do not differ from those used to prepare the financial statements as of 31 December 2002, whereto the reader is referred, and the report for the first half of 2002.
The comments indicate any variations to balance sheet entries with respect to the financial statements as of 31 December 2002 and any variations to the income statement with respect to the first half of 2002.

Consolidation area

The consolidation area as of 30 June 2003 includes the Parent Company and all Italian and foreign companies whereof the Parent Company controls, directly or indirectly, the majority of votes exercisable at ordinary shareholders' meetings.
No changes have occurred after 31 December 2002.

Criteria and exchange rates applied in converting the financial statements

The exchange rates applied for the conversion into Euro of financial statements expressed in foreign currencies outside the Eurozone are as follows:

	Period ending					
	30 June 2003		30 June 2002		31 December 2002	
	Average rate	Final rate	Average rate	Final rate	Average rate	Final rate
US Dollar	1.1050	1.1427	0.8977	0.9975	0.9459	1.0422
Swiss Franc	1.4921	1.5544	1.4691	1.4721	1.4682	1.4548
Brazilian Real	3.5693	3.2961	2.1955	2.8484	2.7835	3.6651
Uruguayan Pesos	30.8109	29.7959	14.0700	18.7280	19.9663	28.0456
Chinese Renmimbi	9.1447	9.4615	7.4323	8.2593	7.8259	8.6294

Davide Campari-Milano S.p.A.
Consolidated financial statements and explanatory and complementary notes for the Campari Group

Balance sheet

(Thousands of €)

	Assets	30 June 2003	30 June 2002	31 December 2002
A)	**Amounts due from shareholders**	**-**	**-**	**-**
B)	**Fixed assets**			
I	Intangible fixed assets	442,482	468,591	453,240
II	Tangible fixed assets	154,156	115,747	144,238
III	Financial fixed assets	41,047	43,215	42,392
	Total fixed assets	**637,685**	**627,553**	**639,870**
C)	**Current assets**			
I	Inventories	104,234	89,645	94,860
II	Receivables	199,707	176,641	192,289
III	Financial assets not held as fixed assets	1,864	12,006	4,235
IV	Liquid funds	55,568	62,780	103,480
	Total current assets	**361,373**	**341,072**	**394,864**
D)	**Accrued income and prepaid expenses**	**5,981**	**3,686**	**2,954**
	Total assets	**1,005,039**	**972,311**	**1,037,688**

	Liabilities and shareholders' equity	30 June 2003	30 June 2002	31 December 2002
A)	**Shareholders' equity**			
I	Share capital	29,040	29,040	29,040
IV	Legal reserve	5,808	5,808	5,808
V	Reserve for own stock in portfolio	31,000	31,000	31,000
VII	Other reserves	400,352	202,082	195,986
VIII	Income (losses) carried over	-	130,403	130,403
IX	Income (loss) for the period	27,957	31,974	86,669
	Total Group's shareholders' equity	**494,157**	**430,307**	**478,906**
	Minority interest			
	Share capital and reserves	-3,675	2,759	-5,856
	Income (loss) for the period	7,828	7,293	15,840
	Total minority interest share of shareholders' equity	**4,153**	**10,052**	**9,984**
	Total shareholders' equity	**498,310**	**440,359**	**488,890**
B)	**Reserves for risks and charges**	**27,402**	**42,389**	**29,683**
C)	**Employees' leaving indemnity**	**13,277**	**13,014**	**13,137**
D)	**Payables**	**457,344**	**471,638**	**499,119**
E)	**Accrued expenses and deferred income**	**8,706**	**4,911**	**6,859**
	Total liabilities and shareholders' equity	**1,005,039**	**972,311**	**1,037,688**
	Memorandum accounts			
1	Guarantees to third parties	27,880	25,172	25,995
2	Commitments to third parties	11,186	18,273	33,339

Income Statement

(Thousands of €)

		30 June 2003	30 June 2002	31 December 2002
A	**Value of production**			
1	Revenues from sales and services	397,310	362,484	782,630
2	Change in work in progress, semi-finished and finished products	4,611	3,454	2,873
4	Fixed assets increases due to internal workd	425	481	893
5	Other income and revenues (of which opertating grants = 0)	18,433	23,940	39,563
	Total value of production	**420,779**	**390,359**	**825,959**
B	**Production costs**			
6	Raw, ancillary and consumable materials and goods for resale	143,834	126,427	273,006
7	Services	111,388	100,202	213,581
8	Rental and lease charges	2,020	1,664	3,458
9	Personnel	34,644	35,142	69,022
10	Amortization and depreciation	22,457	25,304	48,295
11	Variation in raw, ancillary and consumable materials and goods for resale	-5,115	-2,659	-13,816
12	Provisions for risks	1	932	4,145
13	Other provisions	28	25	-
14	Other operating expenses	56,012	54,008	120,442
	Total cost of production	**365,269**	**341,045**	**718,133**
	Difference between value and cost of production	**55,510**	**49,314**	**107,826**
C	**Financial income and expenses**			
15	Income from equity investments	71	-	-
16	Other financial income	5,685	5,509	14,661
17	Interest and other financial charges (-)	-11,125	-5,208	-17,174
	Total net financial income and expenses	**-5,369**	**301**	**-2,513**
D	**Adjustments to the value of financial assets**			
18	Revaluation	-	26	305
19	Write - down (-)	-492	-	-689
	Total adjustments to the value of financial assets	**-492**	**26**	**-384**
E	**Extraordinary income and expenses**			
20	Income	2,769	10,163	31,239
21	Expenses (-)	-1,057	-7,597	-12,765
	Total extraordinary items	**1,712**	**2,566**	**18,474**
	Income (loss) before taxes	**51,361**	**52,207**	**123,403**
22	Total income taxes for the period	**15,575**	**12,940**	**20,894**
23	***Net income for the period***	**35,786**	**39,267**	**102,509**
	Income minority interest	7,829	7,293	15,840
	Group's net income	**27,957**	**31,974**	**86,669**

Explanatory notes

Fixed assets

Intangible fixed assets

	30 June 2003	30 June 2002	31 December 2002
Start-up and expansion costs	26	115	51
Industrial patents and intellectual property rights	1,874	2,268	1,718
Concessions, licence rights, trademarks and similar rights	10,952	13,145	11,654
Consolidation difference	427,616	449,552	437,260
Intangible assets in progress and advances to suppliers of intangible fixed assets	8	207	7
Other intangible fixed assets	2,006	3,304	2,550
Total	442,482	468,591	453,240

The following variations occurred during the six month period:

	Start-up and expansion costs	Industrial patents and intellectual property rights	Concessions, licence rights, trademarks and similar rights	Consolidation difference	Intangible assets in progress and advances to suppliers of intangible fixed assets	Other	Total
Initial value	1,432	4,401	22,962	497,908	7	9,833	536,543
Initial depreciation reserve	(1,381)	(2,683)	(11,308)	(60,648)		(7,283)	(83,303)
Initial balance	51	1,718	11,654	437,260	7	2,550	453,240
Investments		364		3,631	8	185	4,188
Write - downs		(4)					(4)
Depreciation for the period	(25)	(430)	(668)	(13,276)		(818)	(15,217)
Reclassifications for fixed assets under construction		157			(7)	102	252
Exchange rate differences and other variations		69	(34)	1		(13)	23
Final balance	26	1,874	10,952	427,616	8	2,006	442,482
Final value	1,432	4,952	22,800	501,540	8	10,089	540,821
Final depreciation reserve	(1,406)	(3,078)	(11,848)	(73,924)		(8,083)	(98,339)

Increases for the period, shown under the items "industrial patents and intellectual property rights" and "other", refer to the acquisition of various software products and SAP licences, and also to upgrades on the SAP R/3 system, mainly by the Parent Company and Campari do Brasil Ltda.
The increase shown in the item "Consolidation differences" is ascribable to the acquisition of the remaining stake in Sella & Mosca S.p.A. by Zedda Piras S.p.A., equal to 22.38%, which took place in June and which is more extensively commented on in the Directors' report.

The breakdown of the year-end residual values of the brands and of the consolidated differences, by acquisition, is as follows:

	30 June 2003		31 December 2002	
	Concessions, licence rights, trademarks and similar rights	Consolidation difference	Concessions, licence rights, trademarks and similar rights	Consolidation difference
Former Bols brands	2,210	6,087	2,427	7,563
Ouzo 12	7,665	9,233	7,912	9,531
Cinzano	797	53,162	823	54,868
Brazilian acquisition	-	67,871	-	69,801
Skyy Spirits, LLC	255	232,421	465	238,703
Zedda Piras S.p.A. and Sella & Mosca S.p.A.	25	58,842	27	56,794
	10,952	427,616	11,654	437,260

Tangible fixed assets

	30 June 2003	30 June 2002	31 December 2002
Land and buildings	52,526	54,056	51,763
Plant and machinery	38,654	34,551	37,021
Industrial and commercial equipment	6,326	5,181	7,246
Other tangible fixed assets	4,878	4,880	4,221
Fixed assets under construction and advances to suppliers of tangible fixed assets	51,772	17,079	43,987
Total	154,156	115,747	144,238

Relevant changes occurred during the period are as follows:

	Land and Buildings	Plant and machinery	Industrial and commercial equipment	Other tangible fixed assets	Fixed assets under construction and advances to suppliers of tangible fixed assets	Total
Initial value	90,407	131,408	38,996	17,648	43,987	322,446
Initial depreciation reserve	(38,644)	(94,387)	(31,750)	(13,427)		(178,208)
Initial balance	51,763	37,021	7,246	4,221	43,987	144,238
Investments	1,657	1,837	581	1,554	10,859	16,488
Dismissals	(195)	(97)	(170)	(56)		(518)
Depreciation	(1,326)	(3,504)	(1,073)	(845)		(6,748)
Reclassifications from fixed assets under construction	63	2,664	30		(3,009)	(252)
Write – downs						
Exchange rates differences and other variations	564	733	(288)	4	(65)	948
Final balance	52,526	38,654	6,326	4,878	51,772	154,156
Final value	92,580	136,696	37,560	18,730	51,772	337,338
Final depreciation reserve	(40,054)	(98,042)	(31,234)	(13,852)		(183,182)

Investments by Campari-Crodo S.p.A. to complete the new Novi Ligure plant started in the previous fiscal year continued during the six months in question.
Increases for the period amount to € 8.9 million, while the overall value entered under fixed assets under construction for land, construction, charges connected thereto, plant and machinery amounts to € 43.4 million.
The total estimated investment is approximately € 50 million.
Investment in plant and machinery refers almost exclusively to Skyy Spirits, LLC investments on the basis of a contract stipulated with Brown Forman Corp. for the latter to manufacture products under the SKYY brand and for joint investments in plant, machinery and equipment.
Investments in buildings concern renovation of the new offices by Skyy Spirits, LLC.
As of 30 June 2003, the entry "land and buildings" includes, according to the financial method, the sum of € 4.7 million pertaining to fixed assets held under financial leasing by the Parent Company; the remaining amount payable at the same date, of € 12.4 million, is entered under "payables to banks".
In this regard, it should be pointed out that, as reported in the paragraph concerning events subsequent to drawing up the management report, the aforesaid leasing contracts have been redeemed and the properties were sold in July 2003.
For greater detail the reader is referred to the aforementioned paragraph in the Directors' report.
Total revaluation on tangible fixed assets in existence at the end of the period is € 9.4 million, net of amortization.
The breakdown is as follows:

	Land and buildings	Plant and machinery	Other tangible assets	Total
Law no. 576 dated 2 December 1975	73	252		325
Law no. 72 dated 19 March 1983	670	2,725	109	3,504
Law no. 413 dated 30 December 1991	5,539			5,539
Total	6,282	2,977	109	9,368

Financial fixed assets

	30 June 2003	30 June 2002	31 December 2002
Equity investments			
in subsidiaries	7,081	8,127	7,878
in associated companies	349	421	621
in other companies	168	194	175
Receivables from other companies:			
due within 12 months	256	517	246
due after 12 months	1,966	2,502	2,018
Other securities maturing after 12 months	227	454	454
Own stock	31,000	31,000	31,000
Total	41,047	43,215	42,392

Changes during the period were as follows:

	Equity investments in subsidiaries	Equity investments in associated companies	Equity investments in other companies	Receivables from other companies due within 12 months	Receivables from other companies due after 12 months	Other securities	Own stock
Balance as of 31 December 2002	7,878	621	175	246	2,018	454	31,000
Perimeter effect							
Increases		103		10			
Revaluations / write - downs	(296)	(184)					
Decreases			(17)		(52)	(227)	
Other changes	(501)	(191)	10				
Balance as of 30 June 2003	7,081	349	168	256	1,966	227	31,000
Composition as of 30 June 2003							
Qingdao Sella & Mosca Winery Co. Ltd.	2,106						
Société Civile Immobiliaire du Domaine de la Margue	4,975						
MCS S.c.a.r.l.		227					
International Marques V.o.f.		16					
Longhi & Associati S.r.l.		203					
Fior Brands Ltd.		(203)					
Summa S.L.		103					
Alghero Agroalimentare		3					
Other equity investments < 10%			168				
Loan to S.I.A.M. Monticchio S.p.A.				256	173		
Advanced payment of taxes for staff leaving indemnity					774		
454 Idreg Piemonte S.p.A. debentures						227	
Own stock							31,000
Other items					1,019		
	7,081	349	168	256	1,966	227	31,000

As compared to 31 December 2002, variations in equity investments in subsidiary and affiliated companies derive almost exclusively from changes in the shareholders' equity of the companies concerned.
The € 0,1 million increase in equity investments in affiliated companies refers to the 30% interest held by the Group in the Spanish SUMMA S.L. joint venture; the remaining 70% interest is held by the Spanish Gonzales Byass group.
Own stock, amounting to € 31 million, refers to 1,000,000 common stock, or about 3.4% of share capital, for a total book value of € 1.0 million, acquired in 2001 to service the stock option plan.

Current Assets
Inventories

	30 June 2003	30 June 2002	31 December 2002
Raw, ancillary and consumable materials	29,694	26,921	26,482
Work in progress and semi - finished products	20,074	19,775	21,801
Finished products and goods for resale	54,466	42,949	46,577
Total	104,234	89,645	94,860

In the financial statements of Italian companies and of some foreign companies, inventories were evaluated with the LIFO method. The greater value due to the adoption of the average cost method in the consolidated balance sheet is € 1.7 million.
The above figures are net of the inventory write - down reserve which, as of 30 June 2003, amounts to € 1.0 million, in line with the same reserve at 31 December 2002.
The change in inventories with respect to 31 December 2002 can almost totally be ascribed to the development in business levels and to business-related seasonal factors, whilst conversion differences had an overall negative impact of € 0.5 million.

Receivables

	30 June 2003	30 June 2002	31 December 2002
Due from customers - within 12 months	160,532	141,920	145,429
Due from customers - after 12 months	42	43	43
Due from non consolidated subsidiaries - within 12 months	-	1,900	-
Due from associated companies - within 12 months	5,716	2,795	6,337
Other receivables due - within 12 months	32,191	29,137	39,456
Other receivables due - over 12 months	1,226	846	1,024
Total	199,707	176,641	192,289

There are no receivables due from customers with due date beyond 5 years.

Receivables from customers
Receivables from customers, increased largely as a result of variations in the Group's business levels and to the seasonal nature of the business, are net of the reserve for bad debts amounting to € 5.4 million, which underwent the following changes:

Balance at 31 December 2002	5,217
Utilization	(545)
Reserves	694
Other variations	15
Balance at 30 June 2003	5,381

It is pointed out that, for a clearer representation of the receivables from customers on the balance sheet, from 30 June 2003, these will be shown net of appropriations for end of year bonuses, previously classified under payables to suppliers and in other payables.

Receivables from associated companies
In addition to commercial receivables due to Group from these companies, receivables from associated companies include a loan granted by Campari Finance Teoranta to Fior Brands Ltd., amounting to GBP 1.0 million, at market conditions with an interest rate linked to Libor GBP.

Other receivables
As of 30 June 2003, the balance of "Other receivables" comprises:

	30 June 2003	30 June 2002	31 December 2002
Due from tax authorities	6,004	5,402	12,788
Deferred tax assets	11,388	10,339	10,152
Advances and other receivables from suppliers	9,265	7,063	9,578
Receivables for sundry sales	2,309	3,579	1,800
Due from agents and distribution centres (net of the provision for bad debts of € 2,576 thousand)	2,172	653	1,599

The lower amount due from tax authorities compared to 31 December 2002 is due in part to VAT posted by the Parent Company and referring to the Group's Italian companies. This Parent Company's VAT position has changed from credit at 31 December 2002 to debt as of 30 June 2003.
Moreover, the same entry also includes Campari-Crodo S.p.A. receivables from tax authorities for direct taxes, used for advance payments pertaining to the current fiscal year.
Receivables for prepaid taxes refer to the posting, by the Group's companies, of taxed reserves, such as inventory write - down reserves, provisions for bad debts and liability reserves, expenses with partially deferred deductibility, such as entertainment or maintenance expenses and to costs that are deductible according to specific tax provisions.
The breakdown of the entry is as follows.

	30 June 2003	31 December 2002
Deferred tax assets on:		
- taxed reserves	8,479	8,768
- expenses with partially deferred deductibility	959	755
- expenses deductible for cash	36	48
- others	1,914	581
Total deferred tax assets	11,388	10,152

The other receivables entry decreased as of 30 June 2003 due to the positive differences deriving from the conversion of exchange risk hedging transactions on commercial payables and receivables.

Financial assets not held as fixed assets and liquid funds

	30 June 2003	30 June 2002	31 December 2002
Other marketable securities	1,864	12,006	4,235
Bank and postal deposits	55,494	62,678	103,441
Checks, cash and liquidity	74	102	39
Total liquid funds	55,568	62,780	103,480
Total marketable securities and liquid funds	57,432	74,786	107,715

Marketable securities are represented by SICAV and by securities held by companies belonging to the Group.

Conciliation between the Group's liquid funds and consolidated net financial position.
Net financial debt, amounting to € 232.9 million, consists of:

	30 June 2003	30 June 2002	31 December 2002
Liquid funds	55,568	62,780	103,480
Payables to banks - within 12 months	(122,401)	(294,970)	(122,131)
Payables to banks - after 12 months	(14,691)	(17,933)	(16,284)
Payables to other lenders - after 12 months	(150,406)	(1,311)	(164,741)
Accrued interest on private placement	(2,874)	-	(3,349)
	(234,804)	(251,434)	(203,025)
Other securities	1,864	12,006	4,235
Net financial position	(232,940)	(239,428)	(198,790)

The Directors' Report provides a comment on the Group's increased financial debt during the period and an analysis of its breakdown.

Accrued income and prepaid expenses

	30 June 2003	30 June 2002	31 December 2002
Accrued income			
- receivable interest	14	59	26
- interest on derivative instruments	1,532	-	1,483
- other accrued income	262	123	23
Total accrued income	1,808	182	1,532
Prepaid expenses			
- insurance premiums	373	237	284
- rental payments	2	45	22
- other prepaid expenses	3,798	3,222	1,116
Total prepaid expenses	4,173	3,504	1,422
Total	5,981	3,686	2,954

Liabilities

Shareholders' equity
Changes to Group consolidated shareholders' equity

	Balance as of 31 December 2002	Dividends	Transfers	Exchange rate differences and other movements	Income for the period	Balance as of 30 June 2003
Share capital	29,040					29,040
Legal reserve	5,808					5,808
Own stock reserve	31,000					31,000
Other reserves						
Extraordinary reserve	7,982		239,420			247,402
Suspended tax reserve	3,041					3,041
Merger residual	5,687					5,687
Consolidation reserve	186,211		(47,023)			139,188
Reserve for financial statement conversion into foreign currency	(6,935)			11,969		5,034
Income (losses) carried over	130,403		(130,403)			
Income (loss) for the period	86,669	(24,675)	(61,994)		27,957	27,957
Total Group Shareholders' equity	478,906	(24,675)		11,969	27,957	494,157
Third party capital and reserves	(5,856)		15,840	(13,659)		(3,675)
Third party income (losses)	15,840		(15,840)		7,828	7,828
Total third party equity	9,984			(13,659)	7,828	4,153
Total Shareholders' equity	488,890	(24,675)		(1,690)	35,785	498,310

Net income for the previous year was distributed to shareholders in the sum of € 24.7 million.
As of 30 June 2003, the share capital consisted of 29,040,000 ordinary shares at a book value of € 1 each.
The change to the reserve for financial statement conversion into foreign currency refers to exchange rate differences on subsidiaries' initial shareholders' equity, resulting mainly from the oscillations of the Brazilian Real and of the US Dollar, as well as the difference resulting from the different exchange rates used to convert the balance sheet and income statement for the period.
With reference to the shareholders' equity of third parties, the entry "exchange rate differences and other movements" includes a reduction in the payables towards minority shareholders for the purchase by Zedda Piras S.p.A. of the remaining portion of the interest held in Sella & Mosca S.p.A., now wholly owned by the Group.
It also includes the dividends distributed to minority shareholders of Skyy Spirits, LLC, shown in greater detail below.

Reconciliation with the shareholders' equity and income of the Parent Company Davide Campari-Milano S.p.A.

	30 June 2003		31 December 2002	
	Shareholders' equity	Income for the period	Shareholders' equity	Income for the period
Parent Company's Financial Statements	328,071	4,156	348,590	134,270
Difference between consolidated subsidiaries value and corresponding shareholders' equity	188,863	30,754	153,554	74,756
Elimination of dividends distributed by consolidated companies		(7,417)		(120,885)
Elimination of intra-group income net of tax effect	(22,037)	256	(22,293)	(1,808)
Evaluation criteria alignment	(740)	208	(945)	336
Consolidated financial statements	494,157	27,957	478,906	86,669

Third party shareholders' equity
The changes occurring in third party shareholders' interests relative to the financial statements as 31 December 2002 are as follows:

% third party owned	30 June 2003	31 December 2002
O-Dodeca B.V.	25.00%	25.00%
Skyy Spirits, LLC	41.10%	41.10%
Sella & Mosca S.p.A.	-	22.38%

In particular, the changes occurred to third parties' equity after 31 December 2002 can be summarized as follows:

	Balance at 31 December 2002	Shareholding variations	Dividends (*)	Transfers	Exchange rate and other changes	Income for the period	Balance at 30 June 2003
Third party capital and reserves	(5,856)	(6,061)	(7,412)	15,840	(186)	-	(3,675)
Third party income (loss)	15,840	-	-	(15,840)	-	7,828	7,828
Total third party equity	9,984	(6,061)	(7,412)	-	(186)	7,828	4,153

(*): includes advances on distributed dividends on 2003 income

Reserves for Risks and Charges

	30 June 2003	30 June 2002	31 December 2002
Leaving indemnities, pension funds and the like	2,563	2,421	2,669
Tax reserves:			
tax reserves	2,314	20,599	2,791
deferred tax reserves	9,573	6,654	9,566
Other reserves			
- industrial restructuring charges	9,821	7,200	10,000
- risks to agents	1,538	2,842	2,290
- others	1,593	2,673	2,367
Total other reserves	12,952	12,715	14,657
Total reserves for risks and charges	27,402	42,389	29,683

The deferred tax reserve is the balance of the deferred taxes set aside with reference to tax entries present in the financial statements of individual companies in the Group, essentially referring to prepaid depreciation and to capital gains deferrals, and the deferred and prepaid taxes relating to consolidation entries.
The breakdown of the balance is as follows.

	30 June 2003	31 December 2002
Deferred taxes, Parent Company	845	795
Deferred taxes, subsidiaries	9,348	8,055
Net balance of consolidation records	(620)	716
Total	9,573	9,566

The corporate restructuring reserve, allocated by the Parent Company and by Campari-Crodo S.p.A. during the previous fiscal year, contains the estimates made on the basis of a prudent assessment of charges for reorganising the production sites of both companies and the transfer of some activities to the new Novi Ligure plant.

Employees' leaving indemnity

Changes in the employees' leaving indemnity reserve as compared with 31 December 2002 are as follows:

Balance as of 31 December 2002	13,137
Provision for the period	780
Utilization during the period and advances to employees	(640)
Balance at 30 June 2003	13,277

	30 June 2003	30 June 2002	31 December 2002
Banks - within 12 months	122,401	294,970	122,131
Banks - after 12 months	14,691	17,933	16,284
Payables towards other lenders - after 12 months	150,406	1,311	164,741
Advance payments received - within 12 months	359	1,064	295
Suppliers - within 12 months	115,799	98,407	136,942
Associated companies - within 12 months	1,186	974	1,216
Payables towards parent companies - within 12 months	-	-	2
Tax authorities - within 12 months	27,734	25,450	21,343
Tax authorities - after 12 months	-	2,352	2,352
Social security institutions - within 12 months	3,362	3,491	4,405
Other payables - within 12 months	21,406	25,686	29,408
Total	457,344	471,638	499,119

Payables due to banks and other lenders

The breakdown and expiry date for payables due to banks and other lenders at 30 June 2003 is detailed as follows:

	Within 12 months	After 12 months	Of which over 5 years	Total
Payables towards banks:				
- Bank loans	120,300	4,400	614	124,700
- Credemleasing S.p.A. for real estate lease	2,101	10,291		12,392
Total Payables towards banks	122,401	14,691	614	137,092
Payables towards other lenders:				
- Private placement	-	148,770	130,977	148,770
- Other loans	-	1,636	1,344	1,636
Payables towards other lenders	-	150,406	132,321	150,406

The short-term debt due to banks refers mainly to the credit lines opened by the Parent Company and the due portion of mid-long term loans received by the companies Sella & Mosca S.p.A. and Zedda Piras S.p.A.

These loans, with a residual debt of € 5.5 million as of 30 June 2003, are backed by mortgages on land and buildings and by liens on machinery and plants.

Payables due to Credemleasing S.p.A. represent the principal portion of the installments outstanding on a nine-year real estate lease, expiring 20 February 2006, on the building occupied by the head offices of the Parent Company and of certain subsidiaries in Milan, recorded according to the financial method.

The remaining lease installments are due as follows:

Year	Amount
2003	1,031
2004	2,185
2005	2,410
2006	6,766
Total	12,392

As already stated in the section on tangible fixed assets, ownership of the properties used under the leasing contracts was redeemed in July, and the properties were then sold to third parties.

These transactions are described in greater detail in the Subsequent Events section of the Directors' report, to which the reader is referred.

Other payables towards other lenders relate to a financing contract between Campari-Crodo S.p.A. and the Ministry for Industry, Commerce and Crafts, which is to be repaid in 10 annual installments starting from 15 February 2006.

Payables due to suppliers

Payables to suppliers decreased due to payment by Campari-Crodo S.p.A. of payables associated with the construction of the new Novi Ligure plant. As of 31 December 2002 these appear in the balance sheet in the sum of € 17.0 million.

Payables due to tax authorities

	30 June 2003	30 June 2002	31 December 2002
Income tax	5,168	6,047	5,509
Value added tax	4,266	2,342	1,785
Taxes on alcohol production	14,397	13,298	8,174
Withholding and other sundry taxes	3,903	3,763	5,875
Total	27,734	25,450	21,343

Income tax payable is shown net of advance payments of tax and of tax withheld at source.
The reduction in withholding and other sundry taxes is due to payment of a € 2.0 million debt entered at 31 December 2002 and relating to the tax amnesty subscribed to by the Parent Company and Campari-Crodo S.p.A.
The same entry includes payment by Campari-Crodo S.p.A. of € 2.4 million for in-lieu taxes generated from the sale of the equity investments by Cinzano Investimenti e Partecipazioni S.p.A., now merged in Campari-Crodo S.p.A. Payment of these taxes is spread over a 5 year period.
The non-current portion of € 2.4 million as of 31 December 2002 has been classified under Payables due to tax authorities before 12 months.

Other payables
The breakdown of the entry is as follows:

	30 June 2003	30 June 2002	31 December 2002
Deposits on packaging materials	6,746	7,605	6,748
Customer bonuses	-	7,781	9,885
Payroll	7,373	5,911	6,193
Commissions payable	1,358	1,171	1,591
Advances from customers	299	143	130
Others	5,630	3,075	4,861
Total	21,406	25,686	29,408

The customer bonuses classified among other payables, representing the provision for credit notes to be issued to customers by the Italian companies in the Group, have been reclassified as of 30 June 2003 to reduce receivables from customers, to better represent the nature of the entry.

Accrued expenses and deferred income

	30 June 2003	30 June 2002	31 December 2002
Accrued expenses			
- interest on private placement	4,406	-	4,832
- other interest	96	213	164
- other accrued expenses	3,245	2,583	478
Total accrued expenses	7,747	2,796	5,474
Deferred income			
- deferred income for plant contributions	828	757	828
- other deferred income	131	1,358	557
Total deferred income	959	2,115	1,385
Total accrued expenses and deferred income	8,706	4,911	6,859

Memorandum Accounts

	30 June 2003	30 June 2002	31 December 2002
Guarantees to third parties:			
- Government offices for excise duties	21,970	19,673	20,183
- VAT credit and Community transits	69	69	69
- prize contests	1,260	2,229	2,183
- multi-year contracts	130	327	168
- Campari-Crodo S.p.A. sureties for Novi Ligure investments	2,343	2,438	2,343
- sundry	2,108	436	1,048
Total guarantees to third parties	27,880	25,172	25,995
Pledges to third parties			
[illegible]	[illegible]	[illegible]	[illegible]

Total pledges to third parties	11,186	18,273	33,339
Risks to third parties	-	234	-
Total memorandum accounts	39,066	43,679	59,334

Multi-year sponsoring pledges relate to the agreements underwritten by the subsidiary Francesco Cinzano & C.ia S.p.A. to sponsor the World Motorcycle Grand Prix.

Pledges for deferred performance contracts include residual debt to suppliers for the construction of the Novi Ligure plant and the purchase of the machinery.

Income Statement

Value of Production

Reconciliation of net sales commented on in the Directors' report and of revenues from sales and services is as follows:

	30 June 2003	30 June 2002	31 December 2002
Sales of the Group's principal production, net of excise duties	332,681	306,499	660,615
Excise duties	58,486	52,829	114,343
Sales of wines and must for production	6,144	7,111	14,040
Reclassification under item A5			
- Production services on behalf of third parties	(612)	(4,023)	(6,565)
Others	611	68	197
Total	397,310	362,484	782,630

The sharp decrease in revenues for production services on behalf of third parties, referring almost exclusively to the returns resulting from the Smirnoff Ice bottling activities, can be ascribed to the reduction of these activities which was carried out in Italy at the Sulmona production unit.

The entry "others" mainly includes gifts, subsidies on end of year bonuses and the recouping of transport costs.

Sales performance and breakdown by product line and geographic area are discussed in the Directors' Report.

Other income and revenues

The entry comprises the following:

	30 June 2003	30 June 2002	31 December 2002
Advertising contributions received	9,210	9,478	16,977
Production services on behalf of third parties	582	4,023	6,494
Royalties collected	2,488	4,018	5,789
Real estate income	320	471	538
Sundry sales	1,904	1,827	3,198
Capital grants	86	57	791
Gains on disposal of fixed assets	93	62	255
Others	3,750	4,004	5,521
Total	18,433	23,940	39,563

Royalties collected refer in the sum of € 2.3 million to the royalties accrued by Skyy Spirits, LLC on sales of SKYY Blue, the ready to drink distributed in the US by SABMiller.

Production costs

Production costs consist of:

	30 June 2003	30 June 2002	31 December 2002
Raw, ancillary, consumable materials			
and goods for resale	143,834	126,427	273,006
Services	111,388	100,202	213,581
Rental and lease charges	2,020	1,664	3,458
Personnel	34,644	35,142	69,022
Amortization and depreciation:			
amortization of intangible fixed assets	15,217	15,158	30,924
depreciation of tangible fixed assets	6,749	6,467	14,366
Other fixed asset write-downs		2.800	1.953
Write-down of receivables included in current assets			
and liquid funds	491	879	1,052
Variation in inventories of raw,			
ancillary and consumable materials	(5,115)	(2,659)	(13,816)
Provision for risks	1	932	4,145
Other provisions	28	25	-
Other operating costs	56,012	54,008	120,442
Total	365,269	341,045	718,133

Costs for services

Detailed costs for services comprise the following:

	30 June 2003	30 June 2002	31 December 2002
Advertising and promotion costs	74,773	64,088	140,109
Transportation	9,547	9,651	19,090
Commissions	7,839	8,553	15,473
Other sundry expenses	19,229	17,910	38,909
Total	111,388	100,202	213,581

Personnel costs

Personnel costs comprise the following:

	30 June 2003	30 June 2002	31 December 2002
Wages and salaries	24,886	24,764	48,828
Social security contributions	6,016	6,088	12,020
Employees' leaving indemnity	780	866	1,678
Supplementary retirement pensions and similar	105	136	207
Other personnel related costs	2,857	3,288	6,289
Total	34,644	35,142	69,022

Amortization, depreciation and write-downs

Amortization of trademarks and consolidation differences by brand are shown below:

	30 June 2003	30 June 2002	31 December 2002
Former Bols brands	1,693	1,693	3,386
Cinzano	1,731	1,731	3,463
Ouzo 12	544	545	1,089
Brazilian acquisition	1,930	1,930	3,860
Skyy Spirits, LLC	6,457	6,526	12,973
Zedda Piras S.p.A. and Sella & Mosca S.p.A.	1,589	1,448	2,995
Total	13,944	13,873	27,766

Other operating expenses

	30 June 2003	30 June 2002	31 December 2002
Excise duties and other taxes on alcohol	52,593	50,686	114,028
Capital losses from the sale of fixed assets	109	27	470
Indirect duties and taxes	762	693	1,592
Other expenses	2,548	2,602	4,352
Total	56,012	54,008	120,442

Financial income and expenses

	30 June 2003	30 June 2002	31 December 2002
Income from investments:			
- in other companies	71	-	-
Other financial income from receivables included in fixed assets	4	12	29
Other financial income from marketable securities included in current assets	300	1,278	2,827
Sundry financial income:			
- from associated companies	34	-	9
- from other companies	5,347	4,219	11,796
Interest and other financial charges from other companies	(11,125)	(5,208)	(17,174)
Total	(5,369)	301	(2,513)

Positive exchange rate differences of € 3.0 million are included among sundry financial income from other companies.

This income also includes interest on derivative contracts in the sum of € 1.7 million.

Interest payable includes negative exchange rate differences for € 3.6 million, entirely realized, interest due to banks of € 1.8 million, of which € 0.2 million relating to leasing contracts, and interest on payables to other lenders in the sum of € 5.0 million resulting from the private placement transaction.

Adjustments to the value of financial assets

	30 June 2003	30 June 2002	31 December 2002
Revaluation of investments	-	26	305
Write-downs of investments	(492)	-	(689)
Total	(492)	26	(384)

Adjustments to the value of financial assets include changes resulting from a comparison between the value of the equity investments of non-consolidated subsidiaries and associated companies, and their corresponding equity.

In particular, the write-downs refer mainly to losses for the period reported by Société Civile Immobiliaire du Domaine de la Margue and by Fior Brands Ltd.

Extraordinary income and expenses

	30 June 2003	30 June 2002	31 December 2002
Gains on disposal of fixed assets	448	4,041	5,676
Other income	2,321	6,122	25,563
Losses on disposal of fixed assets	(13)	(9)	(10)
Other expenses	(989)	(7,588)	(12,732)
Prior year taxes	(55)	-	(23)
Total	1,712	2,566	18,474

Miscellaneous income and expenses are made up almost exclusively of extraordinary gains and losses.

Income for the period attributable to minority interests

With respect to 2002, the income for the period attributable to minority interests as of 30 June 2003, no longer includes the share held by the minority shareholders of Sella & Mosca S.p.A., corresponding to 22.38% in the two periods under comparison, following redemption of this portion by the Group.

Other information

Results by business segment
The results by business segment are commented in the Directors' Report.

Personnel data
The average number of employees of the companies included in the consolidation is as follows:

By category	30 June 2003	30 June 2002	31 December 2002
Managers	64	64	63
Clerical staff	761	710	713
Manual workers	545	570	570
Total	1,370	1,344	1,346

By geographic area	30 June 2003	30 June 2002	31 December 2002
Italy	726	709	709
Other countries	644	635	636
Total	1,370	1,344	1,346

The Chairman
of the Board of Directors

(Luca Garavoglia)

List of equity investments

In accordance with Consob resolution no. 11971 of 14 May 1999 Article 126 and subsequent amendments

Parent Company

	Capital as of 30 June 2003	
Name, activity, location	Currency	Amount
Davide Campari-Milano S.p.A. Milan Holding and manufacturing company	€	29,040,000

~~A)~~

Subsidiaries consolidated with the integral method

	Capital as of 30 June 2003		% owned by the Parent Company		
Name, activity, location	Currency	Amount	Direct	Indirect	Direct shareholding entity
Italy					
Campari Italia S.p.A. Trading company Milan	€	1,220,076		100.00	Campari-Crodo S.p.A.
Campari-Crodo S.p.A. Holding and manufacturing company Milan	€	61,000,000		100.00	DI.CI.E. Holding B.V.
Francesco Cinzano & C.ia S.p.A. (*) Trading company Milan	€	1,200,000		100.00	Campari-Crodo S.p.A.
S.A.M.O. S.p.A. Trading company Milan	€	104,000		100.00	Campari-Crodo S.p.A.
Sella & Mosca S.p.A. Manufacturing and trading company Alghero	€	13,838,916		100.00	Zedda Piras S.p.A.
Zedda Piras S.p.A. Manufacturing and trading company Cagliari (operating location: Alghero)	€	3,276,000		100.00	Campari-Crodo S.p.A.
Europe					
Campari Deutschland GmbH Trading company Munich (D)	€	5,200,000		100.00	DI.CI.E. Holding B.V.
Campari Finance Teoranta Financial company Dublin	€	1,000,000	100.00		
Campari France S.A Manufacturing company Nanterre (F)	€	2,300,000		100.00	DI.CI.E. Holding B.V.
Campari International S.A.M. Trading company Monaco	€	155,000		100.00	DI.CI.E. Holding B.V.
Campari Schweiz A.G. Trading company Zug (CH)	CHF	2,000,000	100.00		
DI.CI.E. Holding B.V. Holding company Amsterdam (NL)	€	15,015,000	100.00		
Lacedaemon Holding B.V. Holding company Amsterdam (NL)	€	10,465,000		100.00	Campari Schweiz A.G.
N. Kaloyannis Bros. A.E.B.E. Trading company Argiropoulis, Attika	€	325,500		75.00	O-Dodeca B.V.
O-Dodeca B.V.					

Prolera LDA Services company Funchal (P)	€	5,000	100.00		
Sovinac S.A. Real estate company Brussels (B)	€	613,600		100.00	Lacedaemon Holding B.V.

(*) on 26 June 2003, Francesco Cinzano & C.ia. S.p.A. merged with Campari-Crodo S.p.A., effective 1 January 2003 for Income Tax purposes in accordance with D.P.R. 917/86, article 123, whilst civil law effects shall commence as of 14 November 2003.

Subsidiaries consolidated with the integral method (continued)

	Capital as of 30 June 2003		% owned by the Parent Company		
Name, activity, location	Currency	Amount	Direct	Indirect	Direct share holding entity
The Americas					
Campari do Brasil Ltda. Manufacturing and trading company Barueri (Brazil)	BRC	243,202,100	100.00		
Gregson's S.A. Trademark holder company Montevideo (Uruguay)	UYP	175,000		100.00	Campari do Brasil Ltda.
Redfire, Inc. Holding company Wilmington, Delaware (USA)	US$	115,450,000	100.00		
Skyy Spirits, LLC Trading company Wilmington, Delaware (USA) (operating location: San Francisco, USA)	US$	15,348,729		58.90	Redfire, Inc.

Other equity investments

	Capital as of 30 June 2003		% owned by Parent Company			Book value	Evaluation criterion
Name, activity, location	Currenc	Amount	Direct	Indirect	Direct Shareholding Entity	€ thousands	
Subsidiaries consolidated using the net worth method							
Qingdao Sella & Mosca Winery Co. Ltd. Manufacturing and trading company Qingdao (China)	US$	3,000,000		93.66	Sella & Mosca S.p.A.	2,106	Net worth
Société Civile Immobiliaire du Domaine de la Margue Manufacturing and trading company Saint Gilles	€	4,793,184		100.00	Sella & Mosca S.p.A.	4,975	Net worth
Associated Companies							
Alghero Agroalimentare Consortium company Alghero	€	10,329		25.00	Sella & Mosca S.p.A.	3	Cost
Fior Brands Ltd. Trading company Stirling	GBP	100		50.00	DI.CI.E. Holding B.V.	-203	Net worth
International Marques V.o.f. Trading company Harleem	€	210,000		33.33	DI.CI.E. Holding B.V.	16	Net worth
Longhi & Associati S.r.l. Services company Milan	€	10,400		40.00	Lacedaemon Holding B.V.	203	Net worth
M.C.S. S.c.a.r.l. Trading company Brussels	€	464,808		33.33	DI.CI.E. Holding B.V.	227	Net worth
SUMMA S.L. Trading company Madrid	€	342,000		30.00	DI.CI.E. Holding B.V.	103	Net worth

Davide Campari-Milano S.p.A.

Financial statements and explanatory notes of the Parent Company Davide Campari-Milano S.p.A.

Balance sheet

	30 June 2003	30 June 2002	31 December 2002
Assets			
A) Amounts due from Shareholders	-	-	-
B) Fixed assets			
I. Intangible fixed assets	1,860	2,831	2,255
II. Tangible fixed assets	13,540	14,975	14,286
III. Financial fixed assets	470,823	470,903	470,865
Total fixed assets	**486,223**	**488,709**	**487,406**
C) Current assets			
I. Inventories	11,010	10,235	8,182
II. Receivables	76,087	76,374	57,507
III. Financial assets not held as fixed assets	-	-	-
IV. Liquid funds	230	9	1,032
Total current assets	**87,327**	**86,618**	**66,721**
D) Accrued income and prepaid expenses	3,198	4,161	3,364
Total assets	**576,748**	**579,488**	**557,491**
Liabilities and Shareholders' Equity			
A) Shareholders' Equity			
I. Capital	29,040	29,040	29,040
II. Share premium reserve	-	-	-
III. Revaluation reserves	-	-	-
IV. Legal reserve	5,808	5,808	5,808
V. Reserve for own and portfolio stock	31,000	31,000	31,000
VI. Mandatory reserves	-	-	-
VII. Other reserves:	258,067	18,069	18,069
- Extraordinary reserve	247,403	7,982	7,982
- Reserve for interest transf. as per Law 544/92	3,041	3,041	3,041
- Merger residual	5,687	5,687	5,687
- Prepaid amortization reserve	1,931	1,354	1,354
- Taxed prepaid amortization reserve	5	5	5
VIII. Income (losses) carried forward	-	130,403	130,403
IX. Income (loss) for the period	4,156	99,527	134,270
Total Shareholders' equity	**328,071**	**313,847**	**348,590**
B) Reserves for risks and charges	6,165	23,924	6,346
C) Employees' leaving indemnity	5,534	5,491	5,450
D) Payables	236,552	236,025	196,968
E) Accrued expenses and deferred income	426	201	137
Total liabilities	**576,748**	**579,488**	**557,491**
Memorandum accounts			
2) Improper pledge system	167,438	142,735	183,345

Income statement

	30 June 2003	30 June 2002	31 December 2002
A) Value of production			
1) Revenues from sales and services	40,389	42,865	84,444
2) Change in work in progress, semi-finished and finished products inventories	1,952	-350	-866
5) Other income and revenues	10,635	9,016	19,265
Total value of production	**52,976**	**51,531**	**102,843**
B) Production costs			
6) Raw, ancillary and consumable materials and goods for resale	30,333	28,038	53,298
7) Services	6,169	5,542	10,707
8) Rental and lease charges	2,037	2,100	4,071
9) Personnel	7,715	7,898	15,446
10) Amortization, depreciation and write-downs	1,874	1,705	4,012
11) Changes in inventories of raw, ancillary and consumable materials	-876	-1,500	36
12) Provisions for risks	-	532	362
14) Other operating expenses	360	405	888
Total costs of production	**47,612**	**44,720**	**88,820**
Difference between value and cost of production (A - B)	**5,364**	**6,811**	**14,023**
C) Financial income and expenses			
15) Income from equity investments	1,282	93,514	106,519
16) Other financial income	785	3,043	3,816
17) Interest and other financial charges	3,079	3,004	6,464
Total net financial income and expenses (15 + 16 - 17)	**-1,012**	**93,553**	**103,871**
D) Adjustments to the value of financial assets	**-**	**-**	**-**
E) Extraordinary income and expenses			
20) Income	744	5,681	23,150
21) Expenses	65	5,271	5,401
Total extraordinary items (20 - 21)	**679**	**410**	**17,749**
Income before taxes (A - B +/- C +/- D +/- E)	**5,031**	**100,774**	**135,643**
22) Income taxes for the period	875	1,247	1,373
23) Net income for the period	**4,156**	**99,527**	**134,270**

Explanatory and supplementary notes

Balance sheet - assets

Intangible fixed assets

	30 June 2003	30 June 2002	31 December 2002
Intangible fixed assets	1,860	2,831	2,255

Total variations of intangible fixed assets

Description of costs	Value 31 December 2002	Half year Increases	Half year Decreases	Half year Depreciation	Value 30 June 2003
Licenced software	299	234		134	399
Fixed assets in progress and advances to suppliers	7	8	7		8
Others	1,949	161		657	1,453
Total	2,255	403	7	791	1,860

The most significant balance sheet component relates to investment in the SAP R/3 application software.
In the entry "licences software", acquisitions can be ascribed to operating software relating to network equipment and personal computers in the sum of € 47,953, as well as to the acquisition of SAP licences in the sum of € 186,341.
The item "others" includes additional software costs for € 930,569 and costs spread over several years for € 522,510.
Increases for the period mainly refer to upgrades to the SAP R/3 system in the sum of € 137,303 as well as adjustments for safety and environment protection amounting to € 13,429, and a contribution for the creation of moulds of € 10,300.

Revaluation of intangible fixed assets
There has been no monetary revaluation or departures from the evaluation criteria under article 2423 *(2)*, paragraph 2, Civil Code.

Fixed assets under construction and advances to suppliers
The entry "fixed assets under construction" includes costs of software intended to develop the company's information system in projects still being carried out.

	30 June 2003	30 June 2002	31 December 2002
Fixed assets under construction and advances to suppliers	8	206	7

Prior revaluation, amortization and write-downs
The historical cost at the beginning of the year is as follows:

Description of costs	Historical cost	Depreciation reserve	Revaluations	Write-downs	Value
Start-up and expansion	3,256	3,256			0
Licenced software	1,464	1,165			299
Fixed assets under construction and advances to suppliers	7				7
Others	8,139	6,190			1,949
Total	12,866	10,611	-	-	2,255

Tangible fixed assets

	30 June 2003	30 June 2002	31 December 2002
Tangible fixed assets	13,540	14,975	14,286

Land and buildings
The entry "land and buildings" refers to premises used for running the company and civil buildings leased

Description	Amount
Historical cost	12,934
Currency revaluation	2,795
Previous fiscal years amortization	-9,316
Balance as of 31 December 2002	6,413
Disposals for the period	-5
Currency revaluation on sales for the period	-32
Amortization write - off on sales for the period	1
Amortization for the period	-230
Balance as of 30 June 2003	6,147

Plant and machinery

Increases are due mostly to the acquisition of equipment and also to maintenance and repair of the Sesto San Giovanni plant production lines, in particular the *mignon* line division for € 27,761, the liqueurs division for € 25,596, and other installations to upgrade the technology in the various departments for € 37,993.

Description	Amount
Historical cost	21,346
Currency revaluation	2,526
Previous fiscal years amortization	-17,920
Balance as of 31 December 2002	5,952
Acquisitions for the period	91
Disposals for the period	-2
Currency revaluation on sales for the period	-3
Amortization write-off on sales for the period	5
Amortization for the period	-526
Balance as of 30 June 2003	5,517

Industrial and commercial equipment

Acquisitions relate to laboratory equipment at the Sesto San Giovanni plant.

Description	Amount
Historical cost	611
Previous fiscal years amortization	-330
Balance as of 31 December 2002	281
Acquisitionss for the period	25
Amortization for the period	-50
Balance as of 30 June 2003	256

Other goods (furnishings, electronic machines, automobiles and motor vehicles)

The most important acquisitions relate to the electronic machines entry, in particular to upgrade and expand the computer system (€ 25,047), to purchase personal computers and printers (€ 97,167) and sundry electronic machines (€ 3.359).

Also miscellaneous furniture was purchased for the Milan headquarters for an amount of € 25,339.

Disposals refer mainly to the sale of obsolete furniture, which has been completely amortized.

Description	Amount
Historical cost	6,986
Previous fiscal years amortization	-5,486
Balance as of 31 December 2002	1,500
Acquisitions for the period	152
Disposals for the period	-70
Reversal of amortization for transfers for the period	67
Amortization for the period	-276
Balance as of 30 June 2003	1,373

Fixed assets under construction and advances to suppliers

The balance as of 30 June consists of fixed assets under construction relating mainly to plants still being built and completed at the Sesto San Giovanni manufacturing unit and the main Milan office (€ 114,157) and of advances to suppliers for systems improvement in the Milan office and the Sesto San Giovanni

Description	Amount
Balance as of 31 December 2002	140
Increases for the period	149
Decreases for the period	-42
Balance as of 30 June 2003	247

Total revaluation of tangible fixed assets at half-year end

Currency revaluations still extant on the following tangible fixed assets entered in the company's balance sheet as of 30 June 2003 are listed below.

Description	Land and buildings	Plant and machinery	Total
Law 2 no. 576 dated December 1975	6	252	258
Law no. 72 dated 19 March 1983	134	2,271	2,405
Law 30 no. 413 dated December 1991	2,623	-	2,623
Total	2,763	2,523	5,286

Financial fixed assets

	30 June 2003	30 June 2002	31 December 2002
Financial fixed assets	470,823	470,903	470,865

Equity investments

Description	31 December 2002	Increase	Decrease	30 June 2003
Subsidiaries	439,436			439,436
Other companies	66		17	49
Total	439,502	-	17	439,485

Description	31 December 2002	Increase	Decrease	30 June 2003
Subsidiaries				
- Campari do Brasil Ltda.	114,738			114,738
- Prolera LDA	5			5
- Campari Schweiz A.G.	552			552
- Campari Finance Teoranta	51,293			51,293
- DI.CI.E. Holding B.V.	119,024			119,024
- Redfire, Inc.	153,824			153,824
	439,436	-	-	439,436
- Other companies	66		17	49
	439,502	-	17	439,485

Notable among "Other companies", in the decreases, was the disposal of the equity investment in Credem Holding S.p.A.

Other companies

Name	Currency	Balance sheet value
Marxer Biomedical Research Institute	€	41
Ecolombardia 18	€	8
Total		49

Other fixed receivables

Description	31 December 2002	Increase	Decrease	30 June 2003
To others after 12 months	363	5	30	338

The entry "towards others" consists of tax credit for employees' leaving indemnity.

Own stock

	30 June 2003	30 June 2002	31 December 20002
Own stock	31,000	31,000	31,000

The purchase of 1,000,000 own shares, approved by the General Shareholders' Meeting, was carried out 2 May 2001, at the placement unit price of € 31 for the security when being admitted for listing on the Computerized Stock Market, and is intended to service the stock option plan, as described above in the Explanatory Notes and Directors' Report.
An unavailable reserve of € 31,000,000 has been entered under shareholders' equity against this purchase.

Current assets
Inventories

	30 June 2003	30 June 2002	31 December 20002
Inventories	11,010	10,235	8,182

The valuation taken, lower than that carried out using the current costs criterion (average cost for the period), differs as follows.

	Purchase cost	Current costs	Difference
Raw materials	2,570	2,701	131
Packaging material	963	1,001	38
Work benches	100	104	4
Advertising material	2,223	2,284	61
Semi - processed products	2,596	3,044	448
Finished products	2,558	2,567	9
Total	11,010	11,701	691

Receivables

	30 June 2003	30 June 2002	31 December 20002
Receivables	76,087	76,374	57,507

The considerable increase in receivables as compared to 31 December 2002 can mainly be ascribed to an increase in the intercompany cash flow positions of Zedda Piras S.p.A. and Sella & Mosca S.p.A., and also to the increase in the position vis-à-vis Campari-Crodo S.p.A. generated by investments made to build the new Novi Ligure plant.
As to a comparison with the position as of 30 June 2002, the receivables situation, apparently balanced, is offset by an increase in the intercompany cash flow financial positions of the three companies indicated above, with a reduction in financial receivables from Campari Holding S.A., brought about by the operation to reduce share capital and by the merger by take-over into Campari Schweiz A.G.

The breakdown by due dates is as follows:

Description	Within 12 months	After 12 months	After 5 years	Total
To subsidiaries	72,525			72,525
To others	3,537	25		3,562
Total	76,062	25	-	76,087

The breakdown of receivables from subsidiaries is as follows:

Company	Commercial receivables	Centralized treasury	Group VAT	Sundry receivables	Total
Campari Italia S.p.A.	4,824	2,487	547	83	7,941
Campari-Crodo S.p.A.	6	41,268	1,642	589	43,505
Francesco Cinzano & C.ia S.p.A.	3		-339	1	-335
S.A.M.O. S.p.A.			17	1	18
Zedda Piras S.p.A.		8,434		5	8,439
Sella & Mosca S.p.A.	24	8,283		37	8,344
Campari International S.A.M.	4,318			24	4,342
Campari Schweiz A.G.				2	2
Campari do Brasil Ltda.				221	221
Campari Deutschland GmbH				23	23
O-Dodeca B.V.				1	1
N. Kaloyannis Bros A.E.B.E.				5	5
Skyy Spirits, LLC				19	19
Total	9,175	60,472	1,867	1,011	72,525

Cash and payments, respectively received and made on behalf of the Italian companies in the Group, are managed through the centralized treasury; market interest rates, linked to the trend of the Euribor at three months, as taken on the day prior to the end of each calendar quarter, are respectively recognized and applied to the receivables and payables of said companies.
The "sundry" entry shows receivables deriving from interests earned, royalties, telephone expenses and income of various types.

The breakdown of receivables from others is as follows:

Deferred tax credits	1,601
Receivables due from tax authorities	1,495
Receivables due from employees	59
Receivables due from social security Institutions	90
Receivables due from suppliers	101
Receivables due from sundry clients	130
Bad debts	85
minus bad debts reserve	-85
Receivables from agricultural levies	62
Sundry receivables	24
Total	3,562

Variations in deferred tax credits were as follows:

deferred tax credits - Initial balance	1,465
Fiscal year tax advances - IRPEG	166
Use for tax advances - IRPEG	-26
Fiscal year tax advances - IRAP	2
Use for tax advances - IRAP	-6
Total	1,601

The temporary differences comprising deferred tax credits consist mainly of the registration of taxed reserves, such as the inventories write-down reserve, sundry risks and charges reserve, entertainment expenses and deductible costs based on particular tax provisions, such as taxes, payments to directors and auditors' fees.

Amongst receivables due from others, those from the tax authorities are made up as follows:

Receivables due from tax authorities for sundry taxes to be reimbursed	23
Receivables due from tax authorities for IRPEG to be reimbursed	1,067
Tax authorities for IRPEG	391
Withholdings on compensation	5
Withholdings on bank interests	9
Total	1,495

Liquid funds

	30 June 2003	30 June 2002	31 December 2002
Liquid funds	230	9	1,032

Description	30 June 2003	31 December 2002
Bank and postal deposits	222	1,029
Cash and liquidity	8	3
Total	230	1,032

Accrued income and prepaid expenses

	30 June 2003	30 June 2002	31 December 2002
Accrued income and prepaid expenses	3,198	4,161	3,364

These are linking entries for the period, entered according to the accrual principle.

The item is made up as follows:

Description	Amount
Prepaid expenses	

Miscellaneous maintenance	216
Insurance	58
Tax and sundry duties	36
Insurance commission	32
Memberships and subscriptions	27
Miscellaneous	17
Interests	58
Total	3,198

Two real estate financial leasing contracts were stipulated between the company and Credemleasing S.p.A. on 20 February 1997, for the premises in Via Filippo Turati 25 and 27 and at Via Bonaventura Cavalieri 4 in Milan.

On July 2003, the leasing contracts were redeemed and the properties cited above were sold, as commented in greater detail in the Directors' Report.

A breakdown of the portion of the maxi rental fee is shown below, as well as the accounting effects generated as a result of adopting the financial methodology for leasing contracts.

The maxi rental fee is divided according to the following due dates.

Year	Portion of maxi rental
2003 (annual total)	1,043
2004 (annual total)	1,043
2005 (annual total)	1,043
2006 (annual total)	147
Total	3,276

Adopting the financial methodology to post leasing contracts in the accounts would have entailed entering the property among the assets and the residual debt among the liabilities, with amortization of the capitalized goods and debit interest being shown on the income statement.

Use of this methodology would result in an increase in net tangible fixed assets in the sum of € 25,195,256 and in financial payables towards others of € 12,392,564, as well as an increase in shareholders' equity in the sum of € 10,017,131 (before the tax effect) and an impact on income for the period, net of taxes, of € 1,045,836.

Balance sheet - liabilities and shareholders' equity

Shareholders' equity

	30 June 2003	30 June 2002	31 December 2002
Shareholders' equity	328,071	313,847	348,590

Description	31 December 2002	Increases	Decreases	30 June 2003
Capital	29,040			29,040
Legal reserve	5,808			5,808
Reserve for own stock in the portfolio	31,000			31,000
Extraordinary reserve	7,982	239,421		247,403
Reserve from advance amortization	1,354	577		1,931
Taxed reserve from advance amortization	5			5
Reserve for equity investment transfer as per Law Decree 544/92	3,041			3,041
Merger residual	5,687			5,687
Income (losses) carried forward	130,403		130,403	0
Fiscal year income (losses)	134,270	4,156	134,270	4,156
Total	348,590	244,154	264,673	328,071

At the general shareholders' meeting of 30 April 2003, it was resolved to transfer "income (losses) brought forward" of € 130,402,721 to the "extraordinary reserve" entry and to distribute income for the previous fiscal year as follows:

- € 576,919 to the advance amortization reserve;
- € 109,017,847 to the extraordinary reserve;
- € 24,675,200 as dividends.

The portion of advance amortization for the first six months of the fiscal year 2003 amounts to € 232,395.

allocating profit for the fiscal year and approving the financial statements, by directly ascribing it to the appropriate shareholders' equity reserve, without appearing on the income statement.

Share capital as of 30 June 2003 was as follows:

Shares	Number	Nominal Value €	Total €
Common	29,040,000	1	29,040

Outstanding shares are as follows: 28,040,000 common shares.

Risks and expenses funds

	30 June 2003	30 June 2002	31 December 2002
Risks and expenses funds	6,165	23,924	6,346

Description	31 December 2002	Increases	Decreases	30 June 2003
For deferred taxes	795	134	84	845
Others				
- charges for industrial restructuring	5,200		134	5,066
- for ongoing litigation	301		48	253
- sundry	50		49	1
Total	6,346	134	315	6,165

The temporary differences concerning the deferred tax reserve refer mainly to advance amortization and division into installments of capital gains made in previous fiscal years.
The other risk funds contain potential liabilities resulting from ongoing litigation at the end of the period.
The outcome to the disputes cannot be stated with certainty at the close of the period and therefore the total amount recorded represents a prudent estimate of the expected costs.
In particular, the industrial restructuring fund contains an estimate made on the basis of prudent assessment of reorganization charges included in the plan agreed upon in 2002, whereby production is transferred from the Sesto San Giovanni plant to the newNovi Ligure plant being built by Campari-Crodo S.p.A.
The restructuring plan thus defined will be completed in 2006.

Employees' leaving indemnity

	30 June 2003	30 June 2002	31 December 2002
Employees' leaving indemnity	5,534	5,491	5,450

The change is composed as follows:

Change	Amount
Increase for the period	360
Decrease for the period	-276
	84

The provision made represents the company's actual payables due as of 30 June 2003 to employees in the work force at that date, net of advances paid of € 97,500 for current legal provisions and portions transferred to the supplementary pension fund capitalized by Alifond.

Payables

	30 June 2003	30 June 2002	31 December 2002
Payables	236,552	236,025	196,968

The considerable increase in payables as against 31 December 2002 can be ascribed mainly to a loan received from Redfire, Inc. for € 39,871,677.
Compared with 30 June 2002, the net decrease in payables to lending institutions was offset by a debt to Redfire, Inc.

Payables are assessed at their nominal value and are not backed by real guarantees.

The due dates breakdown is as follows:

Description	Within 12 months	After 12 months	After 5 years	Total

Payables to subsidiaries	106,774			106,774
Payables to associate companies	14			14
Tax debits	2,183			2,183
Payables to social security institutions	857			857
Other debts	1,913			1,913
Total	236,552	-	-	236,552

Payables to subsidiaries are as follows:

Company	Commercial payables	Centralized treasury	Sundries	Total
Campari-Crodo S.p.A.	143		39	182
Campari Italia S.p.A.			82	82
S.A.M.O. S.p.A.		1,910	14	1,924
Francesco Cinzano & C.iA S.p.A.	36	22,060	162	22,258
Sella & Mosca S.p.A.			10	10
Zedda Piras S.p.A.			7	7
Lacedemon B.V.			40,000	40,000
Campari International S.A.M.	31		30	61
Campari France S.A.	2,220		158	2,378
DI.CI.E. Holding B.V.			1	1
Redfire, Inc.			39,871	39,871
Total	2,430	23,970	80,374	106,774

For a comment on centralized treasury relationships, see the 'receivables due to subsidiaries' entry. Shown under the "sundries" entry are the loans from Lacedaemon B.V, renewable within 12 months, and from Redfire, Inc. due on 3 July 2003, both at market interest rates linked to the Euribor / Libor rates. The entry also includes payables for interest on centralized treasury and miscellaneous others.

Tax payables are made up as follows:

Description	IRAP	Deductions	Other taxes	Excise duties
Tax debts at 30 June 2003	664	379	799	901
Advances to suppliers	-560			
Total	104	379	799	901

The withholdings shown are in relation to salaries, employees' leaving indemnities and suppliers' invoices for the month of June.

Payables to social security institutions are as follows:

INPS	809
Other institutions	48
Total	857

The "other payables" entry shows payables due to staff for additional monthly payments, holidays, expenses and payables of a sundry nature.

Accrued liabilities and deferred income

	30 June 2003	30 June 2002	31 December 2002
Accrued liabilities and deferred income	426	201	137

Description	Amount
Accrued liabilities	
Interest on loans	203
Interest payable on derivative instruments	221
Deferred income	
Sundry nature	2

Memorandum accounts

Description	30 June 2003	30 June 2002	31 December 2002
Improper pledge system towards third parties	167,438	142,732	183,345
Improper pledge system from third parties	-	3	0
	167,438	142,735	183,345

The memorandum accounts are made up as follows:

Improper pledge system to third parties

Sureties issued to third parties:	
- SNAM to guarantee payment of gas bills	42
- Milan customs to guarantee payment of customs' indemnity	1
- Milan customs for customs' fees on Community transits	413
- Milan customs to guarantee excise duties weighing on goods in the tax depot	5,260
- Banca Intesa - in favour of Ministry of Foreign Trade	294
- SAC to guarantee purchase / sale of premises at Via Oderisi da Gubbio 13, Rome	103
- Milan customs to guarantee presentation of imported, marked bottles	465
- Lombardy Region rental wells' concession	4
- ENEL Trade to guarantee supply of power at Sesto San Giovanni plant	52
Sureties issued to Companies in the Group:	
- Campari-Crodo S.p.A. in favour of Ancona customs	500
- Campari-Crodo S.p.A. in favour of Ancona customs	258
- Campari Italia S.p.A. in favour of Regional Management	
- Lombardy Revenue takings for shows with prizes	1,251
- S.A.M.O. S.p.A. in favour of Regional Management	
- Lombardy Revenue for shows with prizes	10
- S.A.M.O. S.p.A. in favour of VAT office	69
Letters of patronage and cover in favour of subsidiaries:	
- Letter of patronage dated 31 January 1996 in favour of Campari-Crodo S.p.A.	1,653
Guarantees to third parties	
- Redfire, Inc. to guarantee private placement funding	148,770
Leasing of third party assets:	
Credemleasing S.p.A.	
- leasing of real estate Via Filippo Turati 25 / 27, Milan up to 2006	7,462
- leasing of real estate Via Bonaventura Cavalieri 4, Milan up to 2006	831
Total	167,438

Income statement

Value of production

	30 June 2003	30 June 2002	31 December 2002
Value of production	52,976	51,531	102,843

The value of production is made up as follows.

Description	30 June 2003	30 June 2002	Variations
Revenues from sales and services	40,389	42,865	-2,476
Changes to product inventories	1,952	-350	2,302
Other income and revenues	10,635	9,016	1,619
Total	52,976	51,531	1,445

Excise and marks of € 7,626,458 are included under revenues from sales.

Revenues by geographic area

Abroad – EU	9,073
Abroad - non-EU	3,902
Total	40,389

Sundry revenues are made up as follows:

Sundry sales	468
Sale of advertising/promotional materials and services	2,850
Real estate income	494
Royalties	557
Intra-company services	5,699
Recovery of processing and staff expenses	14
Recovery of customs expenses	44
Recovery of transport expenses	38
Other income and revenues	463
Capital gains from disposal of fixed assets	8
Total	10,635

Sundry sales refer to transfers of work benches, filler material and sundries.
Amongst other income and revenues there are repayments of agricultural levies and recharging of costs for the use of telephone lines and network connections to companies in the Group.

Costs of production

	30 June 2003	30 June 2002	31 December 2002
Costs of production	47,612	44,720	88,820

Description	30 June 2003	30 June 2002	Variations
Raw, ancillary materials and goods	30,333	28,038	2,295
Services	6,170	5,542	628
Rental and lease charges	2,037	2,100	-63
Personnel	5,395	5,553	-158
Social charges	1,780	1,763	17
Employees' leaving indemnity	360	382	-22
Other personnel costs	179	200	-21
Amortization of intangible fixed assets	791	694	97
Depreciation of tangible fixed assets	1,083	1,012	71
Provisions for risks	0	532	-532
Variation in inventories of raw, ancillary and consumable materials	-876	-1,501	625
Other operating costs	360	405	-45
Total	47,612	44,720	2,892

For comparison purposes, excise and government marks for the six months of 2002, under entry B14 "Other operating costs" have been reclassified under B6 "Costs of raw, ancillary and consumable materials and goods for resale".
For the same reason, bank charges have been reclassified, from entry C17 "Financial charges" in the 2002 six monthly report to entry B7 "For services".

Costs for services

The entry includes maintenance costs of € 659,761, transportation expenses of € 185,569, utilities of € 917,040, Board of Directors in the sum of € 1,621,951 and also production and administration costs of € 2,784,901.

Costs for third-party leases

These comprise leasing of the Milan office premises for € 1,730,935, leasing of motor vehicles and photocopiers in the sum of € 247,113 and various leases of € 58,594.

Personnel costs

This entry includes all costs for employees including merit improvements, production bonuses, changes of category, cost of holidays not taken and legal and collective contract provisions.

Depreciation of tangible fixed assets

In relation to depreciation, this has been calculated on the basis of the useful life of the asset on a straight-line basis and its use in production, while the annual rates used are those admitted by current tax legislation as specified hereunder.

Buildings	3%
Tanks	10%
Plants	10%
Light construction	10%
Furniture	12%
Office equipment	12%
Small equipment	20%
Electronic machines	20%
Motor vehicles	20%
Automobiles	25%

During the fiscal year, advance amortization was set aside, exclusively in application of the tax rules, as already stated under the heading shareholders' equity.

Other operating expenses

As detailed hereunder:

Deductible duties and taxes	51
Non-deductible duties and taxes	139
Cost of management of rented premises	8
Social utility charges	1
Memberships	28
Daily newspapers, magazines and publications	38
Entertainment expenses	10
Conai contribution on purchases	50
Sundry charges	35
	360

Financial income and expenses

	30 June 2003	30 June 2002	31 December 2002
Financial income and expenses	-1,012	93,553	103,871

Description	30 June 2003	30 June 2002	Variations
Income from equity investments			
Dividends from subsidiaries	1,212	93,514	-92,302
	1,212	93,514	-92,302
Others			
Capital loss on transfer of stock			
Credem Holding S.p.A.	70	-	70
	70	-	70
Total	1,282	93,514	-92,232

Description	30 June 2003	30 June 2002	Variations
Sundry income from the previous			
From subsidiaries			
- Interest on centralized treasury	649	428	221
	649	428	221
From others			
- Interest on term deposits	14	13	1
- Interest on derivative instruments	55	0	55
- Other financial income	8	0	8
- Sundry credit interest	18	18	0
- Bank and post office interest	18	31	-13

	136	2,615	-2,479
Total	785	3,043	-2,258

Description	30 June 2003	30 June 2002	Variations
Interest and other financial charges			
To subsidiaries			
- Interest on centralized treasury	1,271	1,070	201
	1,271	1,070	201
Towards others			
- Interest due on loans	1,301	1,791	-490
- Interest due to banks	62	132	-70
- Losses on trading exchange rates	7	1	6
- Losses on financial exchange rates	6	1	5
- Sundry financial charges	190	0	190
- Interest due on derivative instruments	221	0	221
- Others	21	9	12
	1,808	1,934	-126
Total	3,079	3,004	75

Extraordinary income and expenses

	30 June 2003	30 June 2002	31 December 2002
Extraordinary income and expenses	679	410	17,749

Description	30 June 2003
Non-operating profit	678
Income on disposal of fixed assets	66
	744
Non-operating losses	62
Losses on disposal of fixed assets	3
	65
Total	679

Income tax for the period

	30 June 2003	30 June 2002	31 December 2002
Income tax for the period	875	1,247	1,373

The result before taxes for the year is detailed as follows:

	30 June 2003	31 December 2002
Income before taxes	5,031	135,643
Income tax for the period:		
Current portion	876	2,399
Deferred	134	259
Advance	-135	-1,285
Total	875	1,373

The temporary differences which entailed deferred and advanced taxes refer mainly to provisions for inventory write-down reserves, receivables from clients and agents, various risks and charges funds, advance amortization and installments of assets gains.

Other information

Staff	30 June 2003	30 June 2002	Variations
Managers	21	21	-
Employees	165	153	12
Workers	88	96	-8
Others	1	1	-
	275	271	4

The national labour contract applied is that for the food industry, with the exception of porters at premises owned for whom the contract for employees of those owning buildings applies.

Luca Garavoglia

Parent Company cash flow statement

(Thousand of €)

	30 June 2003
Cash flow generated (used up) by operating activities	
Net income for the period	**4,156**
Adjustments to reconcile net income to cash flow generated from operations	
Advance and deferred taxation	(86)
Amortization	1,874
Provisions for employees' leaving indemnity	357
Provisions for devaluation of receivables fund	0
Allocations for risks	-
(Utilization risks fund and taxation fund)	(231)
(Profit) losses on disposals of fixed assets and equity investments	77
Payments from the employees' leaving indemnity fund	(274)
Net variation of tax credit for leaving indemnity fund account	25
Variations in operating assets and liabilities	
Receivables from customers	-
Inventories	(2,828)
Receivables from subsidiaries (with the exception of treasury dealings)	154
Other receivables	3,370
Accrued income and prepaid expenses	166
Accrued expenses and deferred income	289
Payables due to suppliers	1,171
Payables due to subsidiaries (with the exception of treasury dealings)	44,642
Other payables	(1,793)
Flow of cash generated (used up) by operating activities	**51,069**
Flow of cash generated (used up) by investment activities	
Purchases of tangible fixed assets	(375)
Transfers of tangible fixed assets	(38)
Purchases of intangible fixed assets	(396)
Transfers of intangible fixed assets	-
Purchases of equity investments	-
Transfers of equity investments	17
Purchases of own stock	-
Disposals of own stock	-
Term deposits	-
Flow of cash generated (used up) by investment activities	**(792)**
Flow of cash generated (used up) by financing activities	
Net variation in short term financial payables	(2,107)
Net variation in treasury dealings with subsidiaries	(24,297)
Payment of dividends	(24,675)
Flow of cash generated (used up) by financing activities	**(51,079)**
Net increase (decrease) in available funds	**(802)**
Available funds at the start of the period	1,032
Available funds at the end of the period	**230**

GRUPPO CAMPARI

COMUNICATO STAMPA

RISULTATI SEMESTRALI AL 30 GIUGNO 2003

Continua la forte crescita dei ricavi: € 332,7 milioni (+8,5%)

Performance positiva delle vendite in tutte le tre aree di *business*: *spirits*, *wines* e *soft drinks*

Tutti i livelli di redditività operativa in crescita

Utile netto in lieve diminuzione per effetto di un ritorno all'incidenza fiscale normalizzata

Milano, 8 settembre 2003 - Il Consiglio di Amministrazione di Davide Campari-Milano S.p.A. ha approvato la Relazione Semestrale al 30 giugno 2003, che evidenzia **risultati più che soddisfacenti**, in termini tanto di **crescita delle vendite** quanto di **incremento di tutti i livelli di redditività operativa**, soprattutto alla luce del consistente impatto negativo dei cambi.
Infatti, è opportuno evidenziare che tali risultati, se considerati prima dell'impatto dei cambi, mostrano un andamento ancora più favorevole, con una **crescita a doppia cifra** rispetto al corrispondente periodo dell'anno scorso.

	Risultati 1° semestre 2003 (€ milioni)	Variazione a cambi costanti	Variazione a cambi effettivi
• Ricavi netti	332,7	+16,7%	+8,5%
• EBITDA	78,9	+13,2%	+4,8%
• EBITA	70,9	+13,5%	+4,9%
• EBIT = Risultato operativo	56,9	+16,8%	+6,1%
• Utile netto	28,0	-5,2%	-12,6%

EBITA = EBIT (Risultato operativo) prima dell'ammortamento dell'avviamento e dei marchi.
Dove non specificato, gli incrementi percentuali si intendono a cambi effettivi, ovvero al netto delle differenze cambio.

RISULTATI CONSOLIDATI DEL PRIMO SEMESTRE 2003

Nel primo semestre del 2003 le **vendite del Gruppo** sono state pari a € 332,7 milioni, in **crescita del 8,5%**. La **crescita organica**, a cambi costanti, è stata **del 10,7%**, mentre l'impatto negativo dei tassi di cambio è stato pari al 8,1%, principalmente a causa della svalutazione del Dollaro USA e del *Real* brasiliano. La **crescita esterna, pari al 6,0%**, è interamente attribuibile al nuovo contratto di distribuzione di *tequila* 1800 sul mercato americano.

Il **margine commerciale** si è attestato a € 91,5 milioni, evidenziando una **crescita del 6,2%** e un'incidenza sulle vendite pari al 27,5%.

L'**EBITDA** è stato di € 78,9 milioni, in **crescita del 4,8%** e con un'incidenza sulle vendite pari al 23,7%.

L'**EBITA** è stato di € 70,9 milioni, in **crescita del 4,9%** e con un'incidenza sulle vendite pari al 21,3%.

L'**EBIT** è stato di € 56,9 milioni, in **crescita del 6,1%** e con un'incidenza sulle vendite pari al 17,1%.

L'**utile ante imposte e interessi di minoranza** è stato di € 51,4 milioni e ha registrato una leggera diminuzione pari al 1,5%, principalmente per effetto dei maggiori oneri finanziari attribuibili alla diversa entità e struttura dell'indebitamento medio nei due periodi.

L'**utile netto di pertinenza del Gruppo** è stato di € 28,0 milioni e ha registrato una flessione del 12,6% per effetto del maggiore carico fiscale rispetto al periodo precedente in cui la società aveva beneficiato delle agevolazioni DIT e Tremonti *bis*.

Il **patrimonio netto consolidato** al 30 giugno 2003 ammonta a € 494,2 milioni.

Al 30 giugno 2003 l'**indebitamento finanziario netto** è pari a € 232,9 milioni.

VENDITE DEL PRIMO SEMESTRE 2003

Il **segmento *spirits***, con vendite di € 217,8 milioni, pari al 65,5% del fatturato totale, è **cresciuto del 23,6%** a cambi costanti (+11,6% al netto dell'effetto cambi). La crescita organica, pari al 14,2% a cambi costanti (+2,2% al netto dell'effetto cambi), è stata favorita dal **positivo andamento** di **CampariSoda** (+2,1%), **Ouzo 12** (+14,5%) e **Jägermeister** (+3,9%). Il *brand* **Campari** ha registrato una crescita del 1,5% a cambi costanti (-5,0% al netto dell'effetto cambi). In termini geografici, le vendite di Campari continuano il proprio ***trend* positivo in Italia** (+4,5%) e in **Brasile**, mentre in Germania continuano a mostrare un lieve recupero, da interpretarsi molto positivamente, quale segnale di rallentamento del *trend* negativo che ha caratterizzato la marca negli ultimi anni in quel mercato. Le vendite di **Campari Mixx**, impattate positivamente dall'allargamento della distribuzione a Germania e Austria e dall'introduzione della *line extension* Campari Mixx Orange nel mercato domestico, hanno complessivamente raggiunto in Italia gli obiettivi prefissati, evidenziando nel secondo trimestre la dinamicità attesa. Relativamente a **SKYY Vodka**, il *brand* prosegue uno **sviluppo molto positivo** delle vendite, registrando una crescita, inclusiva delle nuove *flavoured vodka*, del 27,1% a cambi costanti (+4,0% al netto dell'effetto cambi); nell'ambito della gamma SKYY, anche la nuova linea di *flavoured vodka* lanciata nel mese di marzo 2003 (SKYY Berry, SKYY Spiced e SKYY Vanilla, che si aggiungono alla già esistente SKYY Citrus) continua lo sviluppo positivo delle vendite che nel primo semestre hanno raggiunto un'incidenza di circa il 15% delle vendite complessive della marca. La **crescita esterna**, relativa a *tequila* 1800, è stata pari al **9,4%**.

Il **segmento *wines*** ha registrato una **crescita del 9,7%** a cambi costanti (+6,9% al netto dell'effetto cambi). Tale risultato, che evidenzia un netto recupero rispetto al primo trimestre del 2003, è determinato dall'**andamento positivo di tutti i marchi**: in particolare, **Cinzano *vermouth*** ha realizzato una crescita del 13,3% a cambi costanti (+7,0% al netto dell'effetto cambi), principalmente grazie al rafforzamento distributivo nei mercati dell'est europeo. Gli **spumanti Cinzano** hanno evidenziato una crescita del 7,4% a cambi costanti (+6,7% al netto dell'effetto cambi), grazie al buon andamento del mercato italiano e a una ripresa dei consumi sul mercato tedesco. **Sella & Mosca** ha registrato una crescita del 2,8%, grazie all'andamento particolarmente positivo delle vendite sul mercato italiano.

Le **vendite di *soft drinks*** hanno registrato una **crescita del 5,6%**, in netto recupero rispetto al primo trimestre. Grazie alle favorevoli condizioni climatiche, **Lemonsoda, Oransoda e Pelmosoda** e **Lipton Ice Tea** sono risultati in crescita rispettivamente del **9,9%** e del **8,6%**. **Crodino**, le cui vendite sono meno correlate alle variazioni climatiche, ha registrato una crescita del **3,4%**.

Relativamente alla **ripartizione geografica**, le vendite del primo semestre 2003 sul **mercato italiano** hanno rappresentato il 50,8% delle vendite del Gruppo e sono cresciute del **6,1%** grazie all'**andamento particolarmente positivo delle tre aree di business**. Le **vendite dell'area Europa**, pari al 19,4% del totale, si sono **incrementate del 17,1%**, grazie all'introduzione di Campari Mixx in Germania e Austria, all'avvio del nuovo accordo di distribuzione sul mercato russo e ai primi segnali di ripresa del mercato tedesco. Per quanto riguarda l'area Americhe, il **mercato USA ha registrato una crescita del 26,2%**, per effetto dell'apporto del nuovo contratto di distribuzione di *tequila* 1800 (+31,5%) e della positiva crescita organica (+16,6% a cambi costanti), trainata da SKYY Vodka. Anche **il Brasile ha registrato un andamento positivo**, con un incremento delle vendite pari al 14,1% in valuta locale attribuibile ai buoni risultati di Campari e Dreher.

* * *

CONFERENCE CALL

Si informa che alle ore 17:30 di oggi, lunedì 8 settembre 2003, si terrà una *conference call* durante la quale il *management* di Campari presenterà ad analisti, investitori e giornalisti i risultati del primo semestre del 2003. Per partecipare alla *conference call* sarà sufficiente comporre uno dei seguenti numeri:

- dall'Italia: 800 990 927 (numero verde)
- dall'estero: +39 02 3700 8210

GRUPPO CAMPARI - RISULTATI PRIMO SEMESTRE AL 30 GIUGNO 2003

Allegato 1) Gruppo Campari - scomposizione del fatturato consolidato

Scomposizione del fatturato consolidato per segmento di attività

	1 gennaio - 30 giugno 2003		1 gennaio - 30 giugno 2002		Variazione
	€ milioni	%	€ milioni	%	%
Spirits	217,8	65,5%	195,2	63,7%	11,6%
Wines	36,4	10,9%	34,0	11,1%	6,9%
Soft Drinks	75,5	22,7%	71,4	23,3%	5,6%
Altri ricavi	3,0	0,9%	5,8	1,9%	-47,7%
Totale	**332,7**	**100,0%**	**306,5**	**100,0%**	**8,5%**

Scomposizione del fatturato consolidato per area geografica

	1 gennaio - 30 giugno 2003		1 gennaio - 30 giugno 2002		Variazione
	€ milioni	%	€ milioni	%	%
Italia	169,1	50,8%	159,4	52,0%	6,1%
Europa	64,4	19,4%	55,0	17,9%	17,1%
Americhe	94,3	28,4%	86,5	28,2%	9,0%
Resto del mondo	4,8	1,4%	5,5	1,8%	-13,3%
Totale	**332,7**	**100,0%**	**306,5**	**100,0%**	**8,5%**

Allegato 2) Gruppo Campari - conto economico consolidato

	1 gennaio - 30 giugno 2003		1 gennaio - 30 giugno 2002		Variazione
	€ milioni	%	€ milioni	%	%
Vendite nette (1)	**332,7**	**100,0%**	**306,5**	**100,0%**	**8,5%**
Costo dei materiali	(113,9)	-34,2%	(102,9)	-33,6%	10,7%
Costi di produzione	(20,7)	-6,2%	(23,4)	-7,6%	-11,3%
Totale costo del venduto	**(134,6)**	**-40,5%**	**(126,2)**	**-41,2%**	**6,7%**
Margine lordo	**198,0**	**59,5%**	**180,2**	**58,8%**	**9,9%**
Pubblicità e promozioni	(69,2)	-20,8%	(57,6)	-18,8%	20,1%
Costi di vendita e distribuzione	(37,4)	-11,2%	(36,5)	-11,9%	2,4%
Margine commerciale	**91,5**	**27,5%**	**86,1**	**28,1%**	**6,2%**
Spese generali e amministrative	(23,7)	-7,1%	(21,9)	-7,2%	7,0%
Altri ricavi operativi	3,5	1,1%	4,0	1,3%	-12,4%
Ammortamento di avviamento e marchi	(13,9)	-4,2%	(13,9)	-4,5%	0,5%
Costi non ricorrenti	(0,5)	-0,2%	(0,6)	-0,2%	-5,9%
Risultato operativo = EBIT	**56,9**	**17,1%**	**53,7**	**17,5%**	**6,1%**
Proventi (oneri) finanziari netti	(5,0)	-1,5%	(2,2)	-0,7%	122,5%
Utili (perdite) su cambi netti	(0,5)	-0,2%	7,4	2,4%	-107,3%
Altri proventi (oneri) non operativi	(0,0)	0,0%	(6,7)	-2,2%	-99,4%
Utile ante imposte e interessi di minoranza	**51,4**	**15,5%**	**52,2**	**17,0%**	**-1,5%**
Interessi di minoranza	(7,8)	-2,4%	(7,3)	-2,4%	7.3%
Utile ante imposte di pertinenza del Gruppo	**43,6**	**13,1%**	**44,9**	**14,7%**	**-3,0%**
Imposte	(15,6)	-4,7%	(12,9)	-4,2%	20,8%
Utile netto di pertinenza del Gruppo	**28,0**	**8,4%**	**32,0**	**10,4%**	**-12,6%**
Ammortamenti materiali	(6,8)	-2,0%	(6,5)	-2,1%	4,4%
Ammortamenti immateriali	(15,2)	-4,6%	(15,1)	-4,9%	0,4%
Totale ammortamenti	**(22,0)**	**-6,6%**	**(21,6)**	**-7,1%**	**1,6%**
EBITDA	**78,9**	**23,7%**	**75,3**	**24,6%**	**4,8%**
EBITA (2)	**70,9**	**21,3%**	**67,5**	**22,0%**	**4,9%**

Allegato 3) Gruppo Campari - stato patrimoniale consolidato

	30 giugno 2003	31 dicembre 2002	Variazione
	€ milioni	**€ milioni**	**€ milioni**
Cassa e banche	55,6	103,5	(47,9)
Titoli negoziabili	1,9	4,2	(2,3)
Crediti verso clienti, al netto del fondo svalutazione	160,5	132,9	27,6
Rimanenze	104,2	94,9	9,3
Altre attività correnti	44,1	49,0	(4,9)
Totale attività correnti	**366,3**	**384,5**	**(18,2)**
Immobilizzazioni materiali nette	154,2	144,2	10,0
Avviamento, al netto dell'ammortamento	427,6	437,3	(9,7)
Altre immobilizzazioni immateriali, al netto dell'ammortamento	14,9	16,0	(1,1)
Partecipazioni	7,6	8,7	(1,1)
Altre attività non correnti	3,5	3,4	0,1
Azioni proprie	31,0	31,0	0,0
Totale attività non correnti	**638,8**	**640,6**	**(1,8)**
Totale attività	**1.005,1**	**1.025,1**	**(20,0)**
Debiti verso banche	122,4	122,1	0,3
Debiti verso fornitori	115,8	134,3	(18,5)
Altre passività correnti	62,7	53,7	9,0
Totale passività correnti	**300,9**	**310,1**	**(9,2)**
Debiti finanziari a medio - lungo termine	165,1	181,0	(15,9)
Trattamento di fine rapporto	13,3	13,1	0,2
Altre passività non correnti	27,4	32,0	(4,6)
Interessi di minoranza	4,2	10,0	(5,8)
Totale passività non correnti	**210,0**	**236,1**	**(26,1)**
Patrimonio netto	**494,2**	**478,9**	**15,3**
Totale passività e patrimonio netto	**1.005,1**	**1.025,1**	**(20,0)**

Gruppo Campari

Il Gruppo Campari è il sesto *player* mondiale nel settore degli *spirits*, presente in 190 paesi e con *leadership* nei mercati italiano e brasiliano e posizioni di primo piano negli USA, in Germania e in Svizzera. Il Gruppo vanta un portafoglio ricco e articolato su tre importanti segmenti: *spirits*, *wines* e *soft drinks*. Il portafoglio prodotti di proprietà include *brands* di grande notorietà internazionale come Campari, SKYY Vodka, Cynar e Cinzano e marchi *leader* in mercati locali come CampariSoda, Campari Mixx, Crodino, Sella & Mosca, Zedda Piras, Biancosarti, Lemonsoda, Oransoda e Pelmosoda in Italia, SKYY Blue negli USA, Ouzo 12 in Grecia e in Germania, Dreher, Old Eight, Drury's e Liebfraumilch in Brasile, Gregson's in Uruguay e Riccadonna in Australia e in Nuova Zelanda. Il Gruppo impiega circa 1.400 persone e, dal luglio 2001, le azioni ordinarie della capogruppo Davide Campari-Milano S.p.A. sono quotate al Mercato Telematico Azionario organizzato e gestito da Borsa Italiana S.p.A.

PER ULTERIORI INFORMAZIONI:

Investor Relations
Chiara Garavini
Tel.: +39 02 6225 330
Email: investor.relations@campari.com

Website: www.campari.com

Public Relations
Chiara Bressani
Tel.: +39 02 6225 206
Email: chiara.bressani@campari.com

Moccagatta Pogliani & Associati
Tel.: +39 02 8693806
Email: segreteria@moccagatta.it

GRUPPO CAMPARI

PRESS RELEASE

HALF-YEAR RESULTS TO 30 JUNE 2003

Continued strong performance of sales: € 332.7 million (+8.5%)

Net sales growth in all business segments: spirits, wines and soft drinks

Growth in all operating income levels

Slight decline in net income entirely due to return to normalised tax rate

Milan, 8 September 2003 - The Board of Directors of Davide Campari-Milano S.p.A. has approved the half-yearly report as of 30 June 2003, showing **more than satisfactory results**, both in terms of **sales growth** and of **increase at all levels of operating profitability**, especially in the light of the substantial negative exchange rate impact.

In fact, before exchange rate impact, performance is even stronger, with **double-digit growth** as compared to the equivalent period last year.

	2003 half-year results (€ million)	% change at constant exchange rates	% change at actual exchange rates
• Consolidated net sales	332.7	+16.7%	+8.5%
• EBITDA	78.9	+13.2%	+4.8%
• EBITA	70.9	+13.5%	+4.9%
• EBIT (Operating income)	56.9	+16.8%	+6.1%
• Net profit	28.0	-5.2%	-12.6%

EBITA = EBIT *(Operating result) before amortisation of goodwill and trademarks.*
Where not specified, growth percentages are at actual exchange rates, i.e. net of exchange rate differences.

CONSOLIDATED RESULTS FOR THE FIRST 6 MONTHS OF 2003

In the first six months of 2003 **Group sales** were € 332.7 million, **up 8.5%. Organic growth**, at constant exchange rates, was **10.7%**, while the negative impact of exchange rates on sales amounted to 8.1%, mainly because of the devaluation of the US Dollar and the Brazilian Real. **External growth of 6.0%** is entirely due to the new distribution agreement of tequila 1800 in the US market.

Trading profit was € 91.5 million, **up 6.2%**, amounting to 27.5% of sales.

EBITDA was € 78.9 million, **up 4.8%**, amounting to 23.7% of sales.

EBITA was € 70.9 million, **up 4.9%**, amounting to 21.3% of sales.

EBIT was € 56.9 million, **up 6.1%**, amounting to 17.1% of sales.

Profit before taxes and minority interests was € 51.4 million, showing a slight decrease of 1.5%, mainly as a result of higher financial charges attributable to the different structure and amount of average financial debt in the two periods.

The Group's profit before taxes, i.e. *profit before taxes and minority interests net of minority interests*, was € 43.6 million, down 3.0%.

The Group's net profit was € 28.0 million, down 12.6% because of the higher tax burden as compared to the previous period, when the Company had benefited from the "DIT" and "Tremonti *bis*" tax breaks.

Shareholders' equity as of 30 June 2003 amounted to € 494.2 million.

2003 FIRST HALF-YEAR SALES

The **spirits segment**, with sales of € 217.8 million, amounting to 65.5% of total turnover, saw **23.6% growth** at constant exchange rates (+11.6% net of exchange rate impact). Organic growth, amounting to 14.2% at constant exchange rates (+2.2% net of exchange rate impact), was helped by the **positive sales trend** of **CampariSoda** (+2.1%), **Ouzo 12** (+14.5%) and **Jägermeister** (+3.9%). The **Campari** brand's growth was 1.5% at constant exchange rates (-5.0% net of exchange rate impact). In geographic terms, Campari sales continue to show **a positive trend in Italy** (+4.5%) and in **Brazil**, while in Germany sales continued to recover slightly, which can be interpreted in a very positive light, as a sign that the downturn that has characterised the brand in the last few years in this market is relenting. Overall sales of **Campari Mixx**, which benefited from the expansion of distribution in Germany and Austria and from the introduction of the new Campari Mixx Orange line extension on the domestic market, have attained the planned goals in Italy and achieved the expected dynamic growth in the second quarter. **SKYY Vodka** confirmed its **highly positive sales trend**, with growth of 27.1% at constant exchange rates (+4.0% net of exchange rate impact), inclusive of the flavoured vodkas; as for the SKYY range, the new flavoured vodkas launched in March 2003 (SKYY Berry, SKYY Spiced and SKYY Vanilla, which joined the existing SKYY Citrus) continued their upward sales trend, achieving, in the first half-year, a percentage of about 15% of total SKYY sales. **External growth**, deriving from tequila 1800, was **9.4%** .

The **wines segment** recorded **9.7% growth** at constant exchange rates (+6.9% net of exchange rate effect). This result, up sharply from the first quarter of 2003, was due to **an upturn in all brands**: **Cinzano vermouth** sales, in particular, rose by 13.3% at constant exchange rates (+7.0% net of exchange rate impact), mainly due to increased distribution in Eastern European markets. **Cinzano sparkling wines** saw a rise of 7.4% at constant exchange rates (+6.7% net of exchange rate impact), thanks to the upward trend in the Italian market and to the recovery of consumption in the German market. **Sella & Mosca** saw a 2.8% increase, thanks to the particularly positive trend in the Italian market.

Soft drinks sales rose by **5.6%**, a significant recovery on the first quarter. Thanks to favourable climatic conditions, **Lemonsoda, Oransoda and Pelmosoda** and **Lipton Ice Tea** grew by **9.9%** and **8.6%** respectively. **Crodino**, whose sales are less closely correlated to climatic variations, was up **3.4%**.

In terms of **geographic split**, sales in the first half of 2003 on the **Italian market** accounted for 50.8% of the Group's sales and rose **6.1%** thanks to the **significant upturn in all business segments**. **Sales in the European area**, 19.4% of the total, **grew by 17.1%**, due to the introduction of Campari Mixx in Germany and Austria, to the start of the new distribution agreement for the Russian market and to the first signs of recovery in Germany. Regarding Americas, **the US market grew by 26.2%**, thanks to the new distribution contract for tequila 1800 (+31.5%) and to positive organic growth (+16.6% at constant exchange rates), led by SKYY Vodka. **Brazil too has undergone an upward turn**, with a 14.1% increase in sales in local currency terms, due to the good results achieved by Campari and Dreher.

* * *

CONFERENCE CALL

At 5.30 p.m. today, Monday 8 September 2003, there will be a conference call, during which Campari's management will present the results for the first half of 2003 to analysts, investors and journalists. To take part in the conference call, simply dial one of the following numbers:

- from Italy: 800 990 927 (toll-free number)
- from abroad: +39 02 3700 8210

* * *

CAMPARI GROUP - 2003 HALF-YEAR RESULTS TO 30 JUNE 2003

Annex 1) Campari Group - split of net revenues

Net revenues by segment

	1 January - 30 June 2003		1 January - 30 June 2002		Change
	€ million	%	€ million	%	%
Spirits	217.8	65.5%	195.2	63.7%	11.6%
Wines	36.4	10.9%	34.0	11.1%	6.9%
Soft Drinks	75.5	22.7%	71.4	23.3%	5.6%
Other revenues	3.0	0.9%	5.8	1.9%	-47.7%
Total	**332.7**	**100.0%**	**306.5**	**100.0%**	**8.5%**

Net revenues by geographic area

	1 January - 30 June 2003		1 January - 30 June 2002		Change
	€ million	%	€ million	%	%
Italy	169.1	50.8%	159.4	52.0%	6.1%
Europe	64.4	19.4%	55.0	17.9%	17.1%
Americas	94.3	28.4%	86.5	28.2%	9.0%
Rest of the world	4.8	1.4%	5.5	1.8%	-13.3%
Total	**332.7**	**100.0%**	**306.5**	**100.0%**	**8.5%**

Annex 2) Campari Group - consolidated income statement

	1 January – 30 June 2003		1 January - 30 June 2002		Change
	€ million	%	€ million	%	%
Net revenues [1]	**332.7**	**100.0%**	**306.5**	**100.0%**	**8.5%**
Cost of materials	(113. 9)	-34.2%	(102.9)	-33.6%	10.7%
Production costs	(20.7)	-6.2%	(23.4)	-7.6%	-11.3%
Total cost of goods sold	**(134.6)**	**-40.5%**	**(126.2)**	**-41.2%**	**6.7%**
Gross margin	**198.0**	**59.5%**	**180.2**	**58.8%**	**9.9%**
Advertising and promotion	(69.2)	-20.8%	(57.6)	-18.8%	20.1%
Selling and distribution expenses	(37.4)	-11.2%	(36.5)	-11.9%	2.4%
Trading profit	**91.5**	**27.5%**	**86.1**	**28.1%**	**6.2%**
General and administrative expenses	(23.7)	-7.1%	(21.9)	-7.2%	7.0%
Other operating revenues	3.5	1.1%	4.0	1.3%	-12.4%
Amortisation of goodwill and trademarks	(13.9)	-4.2%	(13.9)	-4.5%	0.5%
Non-recurring expenses	(0.5)	-0.2%	(0.6)	-0.2%	-5.9%
EBIT = Operating income	**56.9**	**17.1%**	**53.7**	**17.5%**	**6.1%**
Net interest income (charges)	(5.0)	-1.5%	(2.2)	-0.7%	122.5%
Exchange-rate gains (losses), net	(0.5)	-0.2%	7.4	2.4%	-107.3%
Other non operating income (charges)	(0.0)	0.0%	(6.7)	-2.2%	-99.4%
Profit before taxes and minority interests	**51.4**	**15.5%**	**52.2**	**17.0%**	**-1.5%**
Minority interests	(7.8)	-2.4%	(7.3)	-2.4%	7.3%
Group's profit before taxes	**43.6**	**13.1%**	**44.9**	**14.7%**	**-3.0%**
Taxes	(15.6)	-4.7%	(12.9)	-4.2%	20.8%
Group's net profit	**28.0**	**8.4%**	**32.0**	**10.4%**	**-12.6%**
Depreciation	(6.8)	-2.0%	(6.5)	-2.1%	4.4%
Amortisation of goodwill, trademarks and other intangibles	(15.2)	-4.6%	(15.1)	-4.9%	0.4%
Total depreciation and amortisation	**(22.0)**	**-6.6%**	**(21.6)**	**-7.1%**	**1.6%**
EBITDA	**78.9**	**23.7%**	**75.3**	**24.6%**	**4.8%**
EBITA [2]	**70.9**	**21.3%**	**67.5**	**22.0%**	**4.9%**

Annex 3) Campari Group - consolidated balance sheet

	30 June 2003	31 December 2002	Change
	€ million	€ million	€ million
Cash and banks	55.6	103.5	(47.9)
Marketable securities	1.9	4.2	(2.3)
Accounts receivable, net of devaluation reserve	160.5	132.9	27.6
Inventories	104.2	94.9	9.3
Other current assets	44.1	49.0	(4.9)
Total current assets	**366.3**	**384.5**	**(18.2)**
Tangible assets, net	154.2	144.2	10.0
Goodwill, net	427.6	437.3	(9.7)
Other intangible assets, net	14.9	16.0	(1.1)
Financial assets	7.6	8.7	(1.1)
Other non-current assets	3.5	3.4	0.1
Treasury shares	31.0	31.0	0.0
Total non-current assets	**638.8**	**640.6**	**(1.8)**
Total assets	**1,005.1**	**1,025.1**	**(20.0)**
Short-term financial debt	122.4	122.1	0.3
Accounts payable	115.8	134.3	(18.5)
Other current liabilities	62.7	53.7	9.0
Total current liabilities	**300.9**	**310.1**	**(9.2)**
Medium and long term loans	165.1	181.0	(15.9)
Employee's termination pay	13.3	13.1	0.2
Other non-current liabilities	27.4	32.0	(4.6)
Minority interests	4.2	10.0	(5.8)
Total non-current liabilities	**210.0**	**236.1**	**(26.1)**
Shareholders' equity	**494.2**	**478.9**	**15.3**
Total liabilities and shareholders' equity	**1,005.1**	**1,025.1**	**(20.0)**

The Campari Group

The Campari Group is the sixth player in the global spirits sector, trading in over 190 markets around the world with a leading position in the Italian and Brazilian markets and a strong presence in the US, Germany and Switzerland. Following an intensive acquisition campaign undertaken over the last few years, the Group has an extensive portfolio that spans three business segments: spirits, wines and soft drinks. The Group's portfolio includes a combination of strong international brands, such as Campari, SKYY Vodka, Cynar and Cinzano and leading local brands, such as CampariSoda, Campari Mixx, Crodino, Sella & Mosca, Zedda Piras, Biancosarti, Lemonsoda, Oransoda and Pelmosoda in Italy, SKYY Blue in the US, Ouzo 12 in Greece and in Germany, Dreher, Old Eight, Drury's and Liebfraumilch in Brazil, Gregson's in Uruguay and Riccadonna in Australia and New Zealand. The Group has 1,400 employees, and shares of the parent company Davide Campari-Milano S.p.A have been listed on the Milan stock exchange since July 2001.

FOR FURTHER INFORMATION:

Investor enquiries:
Chiara Garavini
Tel.: +39 02 6225 330
Email: investor.relations@campari.com

Website: www.campari.com

Media enquiries:
Chiara Bressani
Tel.: +39 02 6225 206
Email: chiara.bressani@campari.com

Moccagatta Pogliani & Associati
Tel.: +39 02 8693806
Email: segreteria@moccagatta.it